Exhibit 99.1

Background and Certain Defined Terms
In this report, unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Dole” refer to Dole plc, individually or together with its subsidiaries, as the context may require. References to “Dole plc” refer to the registrant.
References to “Total Produce” refer to Total Produce plc, together with its subsidiaries, and references to “Legacy Dole” and “Dole Food Company” refer to DFC Holdings, LLC, together with its subsidiaries, prior to the transactions completed on July 29, 2021 (the “Acquisition Date”) (referred to herein as the “Merger”) pursuant to the Transaction Agreement. The Merger between Total Produce and Legacy Dole was accounted for under the acquisition method of accounting, with Total Produce deemed to be the acquirer for financial accounting purposes (the “Acquisition”). Accordingly, Total Produce’s historical financial statements are the historical financial statements of the combined company. See Note 4 “Business Combinations and Transactions” to the unaudited condensed consolidated financial statements included herein for further detail.
References to the “Transaction”, “IPO Transaction” or “IPO” refers to the initial public offering of Dole plc on the New York Stock Exchange (“NYSE”) that consummated on July 30, 2021 and closed on August 3, 2021 (the “Closing Date”).
References to “C&C Parties” refer to David H. Murdock and his affiliates, the former majority owner of Legacy Dole prior to the Merger.
The term “Annual Report on Form 20-F” refers to Dole’s annual report on Form 20-F for the year ended December 31, 2021, filed on March 22, 2022 by Dole plc (File No. 001-40695).

Forward-Looking Statements
The following discussion and analysis of our financial condition, results of operations and notes to the unaudited condensed consolidated financial statements included herein may contain forward-looking statements that relate to our plans, objectives, estimates and goals and involve risks and uncertainties. Our actual results could differ materially from the forward-looking statements included herein. Statements regarding our future and projections relating to products, sales, revenues, expenditures, costs and earnings are typical of such statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Item 3D. Risk Factors” in the Annual Report on Form 20-F.
The following contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to our operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. Forward-looking statements are based on management’s beliefs, assumptions and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. All such risk factors are difficult to predict, contain uncertainties that may materially affect actual results and may be beyond our control. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors or to assess the impact of each such risk factor on the Company. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws. If one or more risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements.

PART I - FINANCIAL INFORMATION
Item 1. Financial Statements

DOLE PLC
CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2022	December 31, 2021
ASSETS	(U.S. Dollars in thousands)
Cash and cash equivalents	$ 215,948	$ 250,561
Short-term investments	5,584	6,115
Trade receivables, net of allowances for credit losses of $23,293 and $22,064, respectively	785,626	719,114
Grower advance receivables, net of allowances of $9,764 and $9,606, respectively	102,709	72,350
Other receivables, net of allowances of $14,213 and $14,066, respectively	137,162	125,908
Inventories, net of allowances of $5,051 and $7,447, respectively	457,660	410,737
Prepaid expenses	58,214	45,339
Other current assets	16,309	11,011
Assets held-for-sale	2,974	200
Total current assets	1,782,186	1,641,335
Long-term investments	21,405	23,433
Investments in unconsolidated affiliates	126,846	128,407
Actively marketed property	37,001	50,364
Property, plant and equipment, net of accumulated depreciation of $323,144 and $283,677, respectively	1,394,556	1,430,850
Operating lease right-of-use assets	363,045	368,632
Goodwill	509,174	511,333
DOLE brand	306,280	306,280
Other intangible assets, net of accumulated amortization of $119,159 and $117,499 respectively	59,674	62,046
Other assets	125,855	98,917
Deferred income tax assets	47,238	46,371
Total assets	$ 4,773,260	$ 4,667,968
LIABILITIES AND EQUITY
Accounts payable	$ 695,513	$ 696,766
Income taxes payable	5,427	10,316
Accrued liabilities	429,297	464,931
Bank overdrafts	15,883	9,395
Notes payable and current portion of long-term debt, net	83,792	51,785
Current maturities of operating leases	73,292	73,046
Other tax	36,125	35,212
Contingent consideration	3,037	2,958
Pension and postretirement benefits	17,857	17,664
Dividends payable and other current liabilities	18,232	9,078
Total current liabilities	1,378,455	1,371,151
Long-term debt, net	1,387,941	1,297,808
Operating leases, less current maturities	298,194	305,714
Deferred income tax liabilities	149,307	145,689
Income tax payable, less current portion	40,439	40,439
Contingent consideration, less current portion	4,106	4,302
Pension and postretirement benefits, less current portion	147,621	152,149
Other long-term liabilities	105,944	105,310
Total liabilities	$ 3,512,007	$ 3,422,562
Commitments and contingent liabilities (See Note 16)
Redeemable noncontrolling interests	33,949	32,776
Stockholders’ equity:
Common stock $0.001 par value; 300,000,000 shares authorized and 94,877,706 shares outstanding as of March 31, 2022 and December 31, 2021	950	950
Additional paid-in capital	792,061	792,223
Retained earnings	404,334	413,335
Accumulated other comprehensive loss	(100,962)	(125,919)
Total equity attributable to Dole plc	1,096,383	1,080,589
Equity attributable to noncontrolling interests	130,921	132,041
Total equity	1,227,304	1,212,630
Total liabilities, redeemable noncontrolling interests and equity	$ 4,773,260	$ 4,667,968

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended
	March 31, 2022	March 31, 2021

	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$ 2,244,982	$ 1,051,139
Cost of sales	(2,110,943)	(966,638)
Gross profit	134,039	84,501
Selling, marketing, general and administrative expenses	(124,159)	(66,751)
Merger, transaction and other related costs	—	(6,777)
Gain on disposal of businesses	242	1,539
Gain on asset sales	495	—
Operating income	10,617	12,512
Other income, net	2,517	295
Interest income	1,638	417
Interest expense	(11,644)	(2,252)
Income before income taxes and equity earnings	3,128	10,972
Income tax expense	(420)	(1,256)
Equity in net earnings of investments accounted for under the equity method	577	16,399
Net income	3,285	26,115
Less: Net income attributable to noncontrolling interests	(4,679)	(4,806)
Net income (loss) attributable to Dole plc	$ (1,394)	$ 21,309

Net income (loss) per share attributable to Dole plc - basic	$ (0.01)	$ 0.38
Net income (loss) per share attributable to Dole plc - diluted	$ (0.01)	$ 0.38
Weighted average shares outstanding - basic	94,878	55,532
Weighted average shares outstanding - diluted	94,878	55,699

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Unaudited)

	Three Months Ended
	March 31, 2022	March 31, 2021

	(U.S. Dollars in thousands)
Net income	$ 3,285	$ 26,115
Other comprehensive income (loss), net of tax
Net unrealized gain on derivatives	25,198	4,326
Foreign currency translation adjustment	(392)	(14,464)
Change in pension and postretirement benefits	—	(364)
Total other comprehensive income (loss)	24,806	(10,502)
Comprehensive income	28,091	15,613
Less: Comprehensive income attributable to noncontrolling interests	(4,528)	(1,445)
Comprehensive income attributable to Dole plc	$ 23,563	$ 14,168

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three Months Ended
	March 31, 2022	March 31, 2021

Operating Activities	(U.S. Dollars in thousands)
Net income	$ 3,285	$ 26,115
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	31,013	9,480
Incremental charges on purchase accounting valuation of biological assets	17,513	—
Asset write-offs and net gain on sale of assets	(495)	—
Net loss on financial instruments	506	—
Stock-based compensation expense	648	—
Earnings from equity method investments	(577)	(16,399)
Net gain on disposal of businesses	(242)	(1,539)
Amortization of debt discounts and debt issuance costs	1,466	—
Benefit for deferred income taxes	(4,078)	(539)
Pension and other postretirement benefit plan benefit	(1,023)	(415)
Fair value movement on contingent consideration	25	41
Dividends received	810	2,075
Other	(234)	2,084
Changes in operating assets and liabilities:
Receivables, net of allowances	(114,022)	(39,994)
Inventories	(48,762)	(3,811)
Operating lease liabilities	1,037	2,276
Accrued and other current and long-term liabilities	(32,161)	(17,053)
Cash flow used in operating activities	(145,291)	(37,679)
Investing Activities
Sales of assets	15,620	—
Capital expenditures	(17,330)	(8,669)
Acquisitions, net of cash acquired	(1,399)	—
Insurance proceeds received for damage to property	776	—
Purchases of investments	(412)	—
Investments in unconsolidated affiliates	(48)	(596)
Other	3	147
Cash flow used in investing activities	(2,790)	(9,118)
Financing Activities
Proceeds from borrowings and overdrafts	341,795	551,306
Repayments on borrowings and overdrafts	(212,414)	(289,475)
Payment of debt issuance costs	—	(7,500)
Dividends paid to shareholders	(7,590)	(4,307)
Dividends paid to noncontrolling interests	(3,616)	(2,174)
Payment of contingent consideration	(599)	—
Cash flow provided by financing activities	117,576	247,850
Effect of foreign currency exchange rate changes on cash	(4,108)	(3,206)
(Decrease) increase in cash and cash equivalents	(34,613)	197,847
Cash and cash equivalents at beginning of period	250,561	160,503
Cash and cash equivalents at end of period	$ 215,948	$ 358,350

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (Unaudited)

	Equity Attributable to Dole plc
	Common Stock	Additional Paid- In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Equity Attributable to Noncontrolling Interests	Total Equity	Redeemable Noncontrolling Interests
	(U.S. Dollars in thousands)
Balance as of December 31, 2020	$ 4,865	$ 198,232	$ 460,715	$ (128,803)	$ 122,906	$ 657,915	$ 30,317
Net income	—	—	21,309	—	4,141	25,450	665
Dividends declared	—	—	(4,307)	—	(2,236)	(6,543)	(297)
Other noncontrolling interest activity, net	—	—	—	—	71	71	—
Other redeemable noncontrolling interest activity, net	—	(1,502)	—	—	—	(1,502)	106
Other comprehensive income (loss), net of tax	—	—	—	(7,141)	(3,788)	(10,929)	427
Balance as of March 31, 2021	$ 4,865	$ 196,730	$ 477,717	$ (135,944)	$ 121,094	$ 664,462	$ 31,218

Balance as of December 31, 2021	$ 950	$ 792,223	$ 413,335	$ (125,919)	$ 132,041	$ 1,212,630	$ 32,776
Net income (loss)	—	—	(1,394)	—	3,948	2,554	731
Dividends declared	—	—	(7,607)	—	(3,674)	(11,281)	(294)
Stock-based compensation expense	—	648	—	—	—	648	—
Other noncontrolling interest activity, net	—	—	—	—	(1,317)	(1,317)	—
Other redeemable noncontrolling interest activity, net	—	(810)	—	—	—	(810)	810
Other comprehensive income (loss), net of tax	—	—	—	24,957	(77)	24,880	(74)
Balance as of March 31, 2022	$ 950	$ 792,061	$ 404,334	$ (100,962)	$ 130,921	$ 1,227,304	$ 33,949

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
NOTE 1 — NATURE OF OPERATIONS
Dole plc is engaged in the worldwide sourcing, processing, distributing and marketing of high-quality fresh fruit and vegetables. Dole is a premier global leader in fresh produce, and the Company’s most significant products hold leading positions in their respective categories and territories. Dole is one of the largest producers of fresh bananas and pineapples, the largest global exporter of grapes, one of the industry leaders in value added salads and fresh packed vegetables in the United States (the “U.S.”) and has an increasing focus in categories such as berries, avocados and organic produce.
Dole conducts operations throughout North America, Latin America, Europe, Asia, the Middle East and Africa (primarily in South Africa). As a result of its global operating and financing activities, Dole is exposed to certain risks, including fluctuations in commodity and fuel costs, interest rates and foreign currency exchange rates, as well as other environmental and business risks in sourcing and selling locations.
Dole offers over 300 products grown and sourced both locally and globally from over 30 countries in various regions and distributed and marketed across the retail, wholesale and food service channels in over 75 countries. The Company operates with a number of business-to-business and business-to-consumer brands, the most notable being the Dole brand (“DOLE brand”).
Dole is incorporated in Ireland and was formed as a result of the combination of Total Produce and Legacy Dole. On February 16, 2021, Total Produce, Legacy Dole and the C&C Parties entered into a binding transaction agreement to combine Total Produce and Legacy Dole under a newly created entity, later named Dole plc, listed publicly in the U.S. Prior to the Merger, Total Produce had a 45.0% ownership interest in Legacy Dole.
On July 29, 2021, the Merger between Total Produce and Legacy Dole occurred in the following manner: (i) shares in Total Produce were exchanged for shares in Dole plc through a scheme of arrangement at a fixed exchange ratio, and (ii) Legacy Dole merged with a subsidiary of Dole plc via a reverse triangular merger. Through the Merger, Total Produce shareholders and the C&C Parties received 82.5% and 17.5%, respectively, of the shares in Dole plc outstanding immediately prior to the IPO Transaction.
On July 30, 2021, Dole plc consummated its IPO on the NYSE under the ticker symbol “DOLE”. In the IPO, Dole issued 25,000,000 shares of common stock at $16.00 per share. In addition, on August 30, 2021, a final 1,779,062 shares of common stock were issued to the underwriters upon their exercise of the option to purchase them at the price of $16.00 per share. Total gross proceeds from the issuance of shares were $428.5 million, and after underwriting fees and other issuance costs of $29.6 million, net proceeds were $398.9 million. The proceeds from the IPO Transaction were used to fund the payment of certain outstanding debt balances.
See Note 4 “Business Combinations and Transactions” for additional detail on the Merger and the IPO Transaction.
NOTE 2 — BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The financial statements herein are prepared in conformity with generally accepted accounting principles in the
U.S. (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial information. As such, the interim financial statements do not include all information and notes required for annual financial statements. In the opinion of management, the unaudited condensed consolidated financial statements of Dole include all necessary adjustments, which are of a normal recurring nature, to state fairly Dole’s financial position, results of operations and cash flows.
Dole’s unaudited condensed consolidated financial statements include the accounts of majority-owned subsidiaries over which Dole exercises control, entities that are not majority-owned but require consolidation, because Dole has the ability to exercise control over operating and financial policies or has the power to direct the activities that most significantly impact the entities’ economic performance, and all Variable Interest Entities (“VIEs”) for which Dole is the primary beneficiary.
Total Produce is the accounting acquirer of Legacy Dole, and as such, all Dole plc operating results prior to the Merger are only reflective of Total Produce, which included Total Produce’s 45.0% investment in Legacy Dole, with results included within earnings of investments accounted for under the equity method in the condensed consolidated statements of operations.
Intercompany accounts and transactions have been eliminated on consolidation. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that Dole becomes the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from consolidated results as of the date that Dole ceases to control the subsidiary or, in the case of VIEs, when Dole ceases to be the primary beneficiary.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Estimates and assumptions include, but are not limited to, the areas of customer and grower receivables, inventories, impairment of assets, useful lives of property, plant and equipment, intangible assets, income taxes, self-insurance reserves, retirement benefits, business combinations, financial instruments and contingencies. Actual results could differ from these estimates and assumptions.
Interim results are subject to seasonal variations and are not necessarily indicative of the results of operations for a full year. Dole’s operations are sensitive to a number of factors, including weather-related phenomena and its effects on industry volumes, prices, product quality and costs. Operations are also sensitive to fluctuations in foreign currency exchange rates, as well as economic conditions and security risks. The interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying footnotes in the Company’s Annual Report on Form 20-F.
For further information on management estimates and Dole’s significant accounting policies, refer to the consolidated financial statements and notes thereto included in the Annual Report on Form 20-F. There have been no material changes from the significant accounting policy information disclosed in the Annual Report on Form 20-F.
NOTE 3 — NEW ACCOUNTING PRONOUNCEMENTS
New Accounting Pronouncements Adopted
ASU 2020-04 – Reference Rate Reform (Topic 848) – Facilitation of the effects of reference rate reform on financial reporting
In March 2020, the FASB issued ASU 2020-04, Reference rate reform (Topic 848) – Facilitation of the effects of reference rate reform on financial reporting. The amendments in this update provide optional expedients and exceptions related to accounting for transactions affected by reference rate reform. The amendments only apply if certain criteria are met. The amendments in this update apply only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform.
In addition, in January 2021, the FASB issued ASU 2021-01, Amendments to reference rate reform (Topic 848). The amendments in this update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting or contract price alignment that is modified as a result of reference rate reform. Amendments in this update also capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. All amendments discussed above are elective and are effective upon issuance for all entities. This guidance will be available through December 31, 2022. Dole has LIBOR-based borrowings and interest rate swaps that reference LIBOR. Dole has not modified any material contracts due to reference rate reform.

The Company has adopted certain elections under this guidance related to the assessment of hedge effectiveness of its LIBOR-based interest rate swaps. These elections include asserting the hedged forecasted transactions remain probable and assuming the reference rate will not be replaced for the remainder of the hedging relationships, regardless of expected contract term modifications due to reference rate reform. These elections allow the Company to apply hedge accounting to its LIBOR-based interest rate swaps and there is no impact to Dole’s financial condition, results of operations, cash flows and related disclosures. The Company may adopt additional elections under this new guidance as its contracts referencing LIBOR are modified to reference other rates.
New Accounting Pronouncements Not Yet Adopted
The Company considered all new accounting pronouncements not yet adopted and determined them not applicable to Dole or not expected to have a material impact.
NOTE 4 — BUSINESS COMBINATIONS AND TRANSACTIONS
As a result of the Merger, Total Produce acquired the remaining equity interests in Legacy Dole in exchange for stock consideration along with the forgiveness of certain indemnities and loans owed by C&C Parties. Total consideration was calculated as $576.2 million and is inclusive of an implied equity value for Legacy Dole based on the IPO price of $16.00, after considering the forgiveness of certain indemnities and loans owed by C&C Parties.
Purchase Price Allocation
The purchase price of Legacy Dole exceeded the fair value of the identifiable net assets acquired, and accordingly, $273.6 million was allocated to goodwill, none of which is tax deductible. The goodwill arising from the Acquisition consists largely of the synergies and economies of scale expected from combining the operations of Total Produce and Legacy Dole. The goodwill has been assigned to the Fresh Fruit operating segment, pending the finalization of the valuation results. The Company also acquired $310.7 million of intangible assets which primarily relate to the indefinite-lived DOLE brand of $306.3 million.
The components of the purchase price were as follows:

Amount
(U.S. Dollars in thousands)
Equity instruments	$ 576,186
Cash acquired	(108,973)
Net intercompany payable to Legacy Dole at acquisition	(6,900)
Net consideration	$ 460,313

The purchase price was allocated to the provisional fair value of assets and liabilities acquired in the Acquisition, and the provisional fair values were adjusted during the three months ended March 31, 2022 as follows:

	December 31, 2021	Measurement period Adjustments	March 31, 2022
	(U.S. Dollars in thousands)
Current assets, less inventory and cash acquired	$ 611,526	$ —	$ 611,526
Inventory	257,201	—	257,201
Property, plant and equipment	1,265,303	(948)	1,264,355
Intangible assets	310,659	—	310,659
Other assets	427,153	1,304	428,457
Goodwill	274,048	(457)	273,591
Current liabilities, less current portion of debt	(662,590)	268	(662,322)
Debt	(1,392,176)	(167)	(1,392,343)
Other liabilities	(621,193)	—	(621,193)
	469,931	—	469,931
Noncontrolling interests assumed	(9,618)	—	(9,618)
	$ 460,313	$ —	460,313
The fair value of the acquired identifiable property, plant and equipment, other assets and liabilities and goodwill and intangibles is provisional and subject to change based on further review of the underlying estimates and respective inputs by the Company. The incremental impact to the consolidated statements of operations due to changes in the provisional values was not material for the three months ended March 31, 2022 and is not expected to be material for the remainder of the measurement period. The measurement period is expected to end when the Company has obtained all relevant information about the facts that existed at the Acquisition Date or July 29, 2022, whichever is earliest.
Included within inventory above is $35.2 million of previously uncapitalized pineapple and banana costs that were recognized to reflect the biological transformation of these crops. The fair value uplift related to these crops was reversed and recognized to cost of sales on a straight-line basis over the remaining growth and harvest cycle, which was complete as of December 31, 2021. Included within property, plant and equipment is $68.1 million of previously uncapitalized pineapple costs that were recognized to reflect the value associated with the pineapple bearer plant. The fair value uplift related to these bearer plants will be reversed and recognized to cost of sales on a straight-line basis over the life of these plants. The total incremental charge to cost of sales related to this uplift was $17.0 million for the three months ended March 31, 2022. The Company also incurred $0.5 million of charges to cost of sales in three months ended March 31, 2022 related to the fair value of other pineapple bearer plants acquired.
Other Acquisitions and Divestitures
The Company normally engages in acquisitions to grow its business and product offerings. The majority of acquisitions represent an increase of an existing ownership percentage to obtain control of entities previously accounted for under the equity method.
Other acquisitions and divestitures in the three months ended March 31, 2022 and March 31, 2021 were not material. Total goodwill acquired in the three months ended March 31, 2022 was $0.7 million. As of March 31, 2022, all other changes in goodwill and intangible assets from December 31, 2021 are attributable to the measurement period adjustments described above, foreign currency translation and periodic amortization.
NOTE 5 — REVENUE
Revenue consists primarily of product revenue, which includes the selling of fresh produce, health foods and consumer goods to third-party customers. Fresh produce comprises two main product categories for fruit, tropical fruit and diversified produce, and two main product categories for vegetables, value added salads and fresh packed vegetables.

Tropical fruit primarily consists of bananas and pineapples, and diversified produce primarily consists of all other fruit, including berries, deciduous fruit and other fresh fruit whose growing and selling cycles are different than those of the Company’s pineapples and bananas. Value added salads primarily include packaged salads and meal kits, and fresh packed vegetables include other vegetables, such as iceberg, romaine, leaf lettuces and celery. Product revenue also includes surcharges for additional product services such as freight, cooling, warehousing, fuel, containerization, handling and palletization related to the transfer of products.
Revenue also consists of service revenue, which includes commissions with third-party growers, management fees, third-party freight and royalties for the use of Company brands and trademarks. Additionally, the Company maintains a commercial cargo business where revenue is earned by leasing a Company vessel, leasing available space on a Company vessel or providing handling and transportation services of containerized cargo on Company vessels. Net service revenues were less than 10% of total revenue for the three months ended March 31, 2022 and March 31, 2021.
The following table presents the Company's disaggregated revenues by similar types of products for the three months ended March 31, 2022 and March 31, 2021:

	Three Months Ended
	March 31, 2022	March 31, 2021

	(U.S. Dollars in thousands)
Diversified produce	$ 1,238,904	$ 1,019,720
Tropical fruit	641,439	—
Fresh packed vegetables	74,161	—
Value added salads	207,623	—
Health foods and consumer goods	29,651	31,419
Commercial cargo	45,178	—
Other	8,026	—
Total revenue, net	$ 2,244,982	$ 1,051,139
The following table presents the Company's disaggregated revenues by channel for the three months ended March 31, 2022 and March 31, 2021:

	Three Months Ended
	March 31, 2022	March 31, 2021

Third party revenue:	(U.S. Dollars in thousands)
Retail	$ 1,386,775	$ 611,568
Wholesale	670,749	339,487
Food service	107,780	71,706
Commercial cargo	45,178	—
Other	2,216	—
Revenue from equity method investments	32,284	28,378
Total revenue, net	$ 2,244,982	$ 1,051,139

NOTE 6 — SEGMENTS
Following the Merger, Dole has the following four reportable segments, which align with the manner in which the business is managed: Fresh Fruit, Diversified Fresh Produce – Europe, Middle East and Africa (“Diversified Fresh Produce – EMEA”), Diversified Fresh Produce – Americas & the Rest of the World (“Diversified Fresh Produce – Americas and ROW”) and Fresh Vegetables. The Company’s reportable segments are based on (i) financial information reviewed by the Chief Operating Decision Maker (“CODM”), defined as the CEO and COO, (ii) internal management and related reporting structures and (iii) the basis upon which the CODM assesses performance and allocates resources.

Fresh Fruit: Fresh Fruit includes operations related to the sale of bananas and pineapples, which are sourced from local growers or Dole-owned and leased farms primarily located in Latin America and sold throughout North America, Europe, Latin America and Asia.
Diversified Fresh Produce – EMEA: Diversified Fresh Produce – EMEA includes Dole’s Irish, Dutch, Spanish, French, Italian, the United Kingdom (“U.K.”), Swedish, Danish, South African, Eastern European and Brazilian businesses, each of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale and, in some instances, food service channels across the European marketplace.
Diversified Fresh Produce – ROW: Diversified Fresh Produce – Americas & ROW includes Dole’s U.S., Canadian, Chilean and Indian businesses, all of which market globally and locally sourced fresh produce from third party growers or Dole-owned farms through retail, wholesale and food service channels globally.
Fresh Vegetables: Fresh Vegetables includes operations related to the sale of value added salads, which includes salad and meal kits, and fresh packed vegetables, which includes produce such as iceberg, romaine, leaf lettuces and celery. These products are sourced from North America and substantially all revenue is generated in North America.
Prior to the acquisition of Legacy Dole, Total Produce considered its 45.0% share in Legacy Dole to be a reportable segment. As such, operating results prior to the Acquisition Date related to Total Produce’s share in Legacy Dole are separately reported.
Segment performance is evaluated based on a variety of factors, of which revenue and Adjusted EBITDA are the primary financial measures. All transactions between reportable segments are eliminated in consolidation. Management does not use assets by segment to evaluate performance or allocate resources. Therefore, assets by segment are not disclosed.
Adjusted EBITDA is reconciled below to net income by (1) subtracting the income tax expense or adding the income tax benefit; (2) subtracting interest expense; (3) subtracting depreciation charges; (4) subtracting amortization charges; (5) subtracting merger, transaction and other related costs; (6) subtracting the net unrealized loss or adding the net unrealized gain on derivative instruments; (7) subtracting the net unrealized loss or adding the net unrealized gain on foreign currency denominated borrowings; (8) subtracting the net realized loss or adding the net realized gain on noncash settled foreign currency denominated borrowings; (9) subtracting incremental costs for produce recalls and related costs; (10) adding or subtracting fair value movements on contingent consideration; (11) adding or subtracting asset write-downs, net of insurance proceeds; (12) adding the gain or subtracting the loss on the disposal of business interests; (13) subtracting the net realized foreign currency loss or adding the net realized foreign currency gain on liquidated entities; (14) the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole; (15) subtracting impairment charges on property, plant and equipment; (16) adding the fair value gain or subtracting the fair value loss on the acquisition of investments previously accounted for under the equity method; (17) adding the gain or subtracting the loss on asset sales for assets held-for-sale and actively marketed property; (18) adding the gain or subtracting the loss on the sale of investments accounted for under the equity method; and (19) subtracting restructuring charges. It also includes the Company’s share of these items within equity method investments.

The following table provides revenue and Adjusted EBITDA by reportable segment:

	Three Months Ended
	March 31, 2022	March 31, 2021
Revenue:	(U.S. Dollars in thousands)
Fresh Fruit	$ 749,803	$ —
Diversified Fresh Produce - EMEA	791,155	777,083
Diversified Fresh Produce - Americas & ROW	463,692	274,056
Fresh Vegetables	274,751	—
Total segment revenue	2,279,401	1,051,139
Intersegment revenue	(34,419)	—
Total consolidated revenue, net	$ 2,244,982	$ 1,051,139

Segment Adjusted EBITDA:
Fresh Fruit	$ 61,881	$ —
Diversified Fresh Produce - EMEA	20,101	26,246
Diversified Fresh Produce - Americas & ROW	12,303	6,502
Fresh Vegetables	(12,746)	—
Legacy Dole	—	46,406

Adjustments:
Income tax expense	(420)	(1,256)
Interest expense	(11,644)	(2,252)
Depreciation	(28,171)	(6,705)
Amortization of intangible assets	(2,842)	(2,775)
Merger, transaction and other related costs	—	(6,777)
Net unrealized gain (loss) on derivative instruments	4,088	(219)
Net unrealized gain on foreign currency denominated borrowings	1,491	—
Net noncash realized gain on foreign currency denominated borrowings	1,029	—
Produce recalls	(16,251)	—
Fair value movements on contingent consideration	(25)	(41)
Asset write-downs, net of insurance proceeds	626	—
Gain on disposal of businesses	242	1,539
Net realized foreign currency loss on liquidated entities	(5,445)	—
Incremental charges on biological assets and inventory related to acquisition of Legacy Dole	(17,513)	—
Items in earnings for equity method investments:
Dole’s share of depreciation	(1,624)	(11,582)
Dole’s share of amortization	(666)	(726)
Dole’s share of income tax expense	(561)	(15,675)
Dole’s share of interest expense	(556)	(7,257)
Dole’s share of other items	(12)	687
Net income	$ 3,285	$ 26,115

NOTE 7 — OTHER INCOME, NET
Included in other income, net, in Dole’s consolidated statements of operations were the following items:

	Three Months Ended
	March 31, 2022	March 31, 2021
	(U.S. Dollars in thousands)
Rental income	$ 4,177	$ 501
Unrealized gain on foreign currency denominated borrowings	1,491	—
Non-cash realized gain on foreign currency denominated borrowings	1,029	—
Loss on investments	(1,669)	—
Non-service components of net periodic pension benefit	2,250	368
Loss on the fair value of contingent consideration	(25)	(41)
Other	(4,736)	(533)
Other income, net	$ 2,517	$ 295

NOTE 8 — RECEIVABLES AND ALLOWANCES FOR CREDIT LOSSES
Trade Receivables
Trade receivables as of March 31, 2022 and December 31, 2021 were $785.6 million and $719.1 million, net of allowances for credit losses of $23.3 million and $22.1 million, respectively. Trade receivables are also recorded net of allowances for sales deductions under the scope of ASC 606, Revenue from Contracts with Customers.
As a result of Dole’s robust credit monitoring practices, the industry in which it operates and the nature of its customer base, the credit losses associated with trade receivables have not historically been significant in comparison to annual net revenue. The allowance for credit losses on trade receivables is measured on a collective pool basis, when the Company believes similar risk characteristics exist among customers. Trade receivables that do not share similar risk characteristics are evaluated on a case-by-case basis. Dole estimates expected credit losses based on ongoing monitoring of customer credit, macroeconomic indicators and historical credit losses based on customer type and geographic region.
A rollforward of the allowance for credit losses for trade receivables was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2021	$ (22,064)
Additional provisions in the period	(3,204)
Disposals of subsidiaries	34
Write-offs	344
Recoveries of amounts previously reserved	1,427
Balance sheet reclassifications	(165)
Foreign exchange impact	335
Balance as of March 31, 2022	$ (23,293)

Grower Advances
The Company makes both cash advances and material advances to third-party growers for various production needs on the farms, including labor, fertilization, irrigation, pruning and harvesting costs. Some of these advances are secured by collateral owned by the growers.
Grower advances are categorized as either working capital advances or term advances. Working capital advances are made during a normal growing cycle for operating costs to the farmers. These advances are short-term in nature and are intended to be repaid with excess cash proceeds from the current crop harvest. Short-term grower loans and advances, whether secured or unsecured, are classified as grower advance receivables, net, in the consolidated balance sheets.
Term advances are made to allow the grower to make capital improvements to the land or prepare it for development. These advances are long-term in nature and may bear interest. Accrued interest on these arrangements has not historically been significant to the financial statements. These advances usually do not have defined repayment terms but are payable over the term of the supply agreement with excess cash proceeds from the crop harvest, after payment of any outstanding working capital advances. The term of the supply agreement is generally five to ten years. Term advances are classified as other assets in the consolidated balance sheets.
The following table summarizes growers advances as of March 31, 2022 and December 31, 2021 based on their credit risk profile:

	March 31, 2022		December 31, 2021
	Short-Term	Long-Term	Short-Term	Long-Term

	(U.S. Dollars in thousands)
Secured gross advances to growers and suppliers	$ 71,433	$ 13,444	$ 49,919	$ 11,456
Allowance for secured advances to growers and suppliers	(6,061)	(1,900)	(5,512)	(1,735)
Unsecured gross advances to growers and suppliers	41,040	1,730	32,037	1,358
Allowance for unsecured advances to growers and suppliers	(3,703)	(701)	(4,094)	(742)
Net advances to growers and suppliers	$ 102,709	$ 12,573	$ 72,350	$ 10,337
Of the $115.3 million and $82.7 million of net advances to growers and suppliers as of March 31, 2022 and December 31, 2021, $9.7 million and $7.0 million, respectively, was considered past due.
Dole monitors the collectability of grower advances through periodic review of financial information received from growers. The allowance for credit losses for grower advances is monitored by management on a case-by-case basis considering historical credit loss information for the grower, the timing of the growing season and expected yields, the fair value of the collateral, macroeconomic indicators, weather conditions and other miscellaneous contributing factors. Dole generally considers an advance to a grower to be past due when the advance is not fully recovered by the excess cash proceeds on the current year crop harvest, or the advance is not repaid by the excess cash proceeds by the end of the supply term agreement.
A rollforward of the allowance for expected credit losses related to grower advances was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2021	$ (12,083)
Additional provisions in the period	(507)
Write-offs	67
Balance sheet reclassifications	189
Foreign exchange impact	(31)
Balance as of March 31, 2022	$ (12,365)
Other Receivables
Other receivables primarily comprise receivables from government and tax authorities and non-trade receivables from customers, suppliers or other third parties. Based on the nature of these agreements, the timing of collections is dependent on many factors, including negotiation, government legislation and the timing of settlement of the contract or arrangement. Historical write-offs related to these receivables are not significant.

Current and non-current balances of other receivables are included in other receivables, net and other assets, respectively, in the consolidated balance sheets. The allowance for credit losses for other receivables is determined by individual receivable based on the repayment profiles of individual receivables over a three year period and the corresponding historical credit losses that have been experienced in this period. The historical loss rates are adjusted to reflect current and forward-looking information available related to the ability of the third party debtor to repay the balance.
A rollforward of the allowance for expected credit losses related to other receivables was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2021	$ (24,191)
Disposals of subsidiaries	7
Additional provisions in the period	(384)
Recoveries of amounts previously reserved	77
Write-offs	44
Balance sheet reclassifications	(145)
Foreign exchange impact	(44)
Balance as of March 31, 2022	$ (24,636)

NOTE 9 — INCOME TAXES
For the three months ended March 31, 2022, Dole recorded income tax expense of $0.4 million on $3.1 million of income before income taxes and equity earnings and, for the three months ended March 31, 2021, Dole recorded income tax expense of $1.3 million on $11.0 million of income before income taxes and equity earnings in the consolidated statements of operations. Dole’s effective tax rate varies significantly from period to period due to the level, mix and seasonality of earnings generated in Ireland and its various foreign jurisdictions, including the U.S. For the three months ended March 31, 2022, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to U.S. Global Intangible Low-Taxed Income (“GILTI”), U.S. Subpart F income inclusion, an increase in liabilities for uncertain tax positions and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate. For the three months ended March 31, 2021, Dole’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to the mix of operations in foreign jurisdictions.
Dole is required to adjust its effective tax rate for each quarter to be consistent with the estimated annual effective tax rate. Jurisdictions with a projected loss where no tax benefit can be recognized are excluded from the calculation of the estimated annual effective tax rate. This could result in a higher or lower effective tax rate during a particular quarter based upon the mix and timing of actual earnings compared to annual projections.

The Company’s net deferred tax liability is primarily related to acquired intangible assets and fair value adjustments resulting from the Merger and is net of deferred tax assets related to the U.S. federal interest disallowance carryforward, U.S. state and foreign net operating loss carryforwards and other temporary differences. Dole maintains a valuation allowance against certain foreign and U.S. deferred tax assets. Each reporting period, the Company evaluates the need for a valuation allowance on deferred tax assets by jurisdiction and adjusts estimates as more information becomes available.
The Company is required to recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. As a result, Dole has recorded a reserve against tax benefits that do not meet the more likely than not threshold to sustain the tax position.

Dole plc and one or more of its subsidiaries files income tax returns in Ireland, the U.S. (both at the federal level and in various state jurisdictions), Canada and jurisdictions in Latin America and Europe. With few exceptions, Dole is no longer subject to income tax examinations by tax authorities for years prior to 2015.

NOTE 10 — INVENTORY
Inventories are valued at the lower of cost or net realizable value. Costs related to fresh produce are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies. In the normal course of business, the Company incurs certain crop growing costs such as land preparation, planting, fertilization, grafting, pruning and irrigation. Based on the nature of these costs and type of crop production, these costs may be capitalized into inventory. Generally, all recurring direct and indirect costs of growing crops for fresh produce other than bananas and pineapples are capitalized into inventory. These costs are recognized into cost of sales during each harvest period.
Details of inventory in the consolidated balance sheets as of March 31, 2022 and December 31, 2021 were as follows:

	March 31, 2022	December 31, 2021

Inventories:	(U.S. Dollars in thousands)
Finished products	$ 257,863	$ 233,666
Raw materials and work in progress	120,435	89,312
Crop growing costs	46,963	40,671
Agricultural and other operating supplies	32,399	47,088
Inventories, net of allowances	$ 457,660	$ 410,737
Due to the nature of the Company’s inventory, reserves for excess production and obsolescence have not historically been significant.
NOTE 11 — ASSETS HELD-FOR-SALE AND ACTIVELY MARKETED PROPERTY
Dole continuously reviews its assets in order to identify those that do not meet Dole’s future strategic direction or internal economic return criteria. As a result of this review, Dole has identified and is in the process of selling certain assets which are classified as either held-for-sale or actively marketed property. The assets that have been identified are available for sale in their present condition and an active program is underway to sell the properties. Dole is actively marketing these properties at a price that is in excess of book value. For property classified as held-for-sale, their sale is anticipated to occur during the ensuing year, while the timing of the sale of property specifically classified as actively marketed is uncertain.
Assets held-for-sale
As of March 31, 2022 and December 31, 2021, assets held-for-sale were $3.0 million and $0.2 million, respectively, of property, plant and equipment. There were no liabilities held-for-sale as of March 31, 2022 and December 31, 2021. During the three months ended March 31, 2022, Dole approved and committed to sell two buildings in Ireland in the Diversified Produce - EMEA operating segment and transferred related assets with a net book value of $2.8 million to assets held-for-sale. During the three months ended March 31, 2021, there was no assets held-for-sale activity.
A rollforward of assets held-for-sale for the three months ended March 31, 2022 in the consolidated balance sheets was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2021	$ 200
Additions	2,774
Balance as of March 31, 2022	$ 2,974

Actively marketed property
Actively marketed property as of March 31, 2022 and December 31, 2021 was $37.0 million and $50.4 million, respectively, and consisted entirely of land in Hawaii in the Fresh Fruit operating segment. During the three months ended March 31, 2022, Dole sold 393 acres of the actively marketed Hawaii land, with a net book value of $14.7 million. There was no gain or loss from the sale. During the three months ended March 31, 2021, there was no actively marketed property activity.
A rollforward of actively marketed property for the three months ended March 31, 2022 in the consolidated balance sheets was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2021	$ 50,364
Measurement period adjustments	1,304
Hawaii land sales	(14,667)
Balance as of March 31, 2022	$ 37,001
See Note 4 “Business Combinations and Transactions” for additional detail on measurement period adjustments.
NOTE 12 — NOTES PAYABLE, BANK OVERDRAFTS AND LONG-TERM DEBT
Notes payable, bank overdrafts and long-term debt consisted of the following:

	March 31, 2022	December 31, 2021
	(U.S. Dollars in thousands)
Revolving Credit Facility	$ 406,551	$ 312,017
Term Loan A and Term Loan B	833,550	836,775
Vessel financing loans	100,508	104,184
Other financing arrangements	56,219	57,361
Other revolving credit facilities	56,500	19,600
Bank overdrafts	15,883	9,395
Finance lease obligations, at a weighted average interest rate of 3.4% as of March 31, 2022 (3.5% as of December 31, 2021)	38,299	40,719
	1,507,510	1,380,051
Unamortized debt discounts and debt issuance costs	(19,894)	(21,063)
	1,487,616	1,358,988
Current maturities, net of unamortized debt discounts and debt issuance costs	(83,792)	(51,785)
Bank overdrafts	(15,883)	(9,395)
Long-term debt, net	$ 1,387,941	$ 1,297,808

Term Loan and Revolving Credit Facility
On March 26, 2021, Dole entered into an agreement for a senior secured revolving credit facility (the “Revolving Credit Facility”) and a term loan (“Term Loan B”) with certain lenders (the Revolving Credit Facility and Term Loan B, together, the “Credit Agreement”), which provided for up to $500.0 million and $940.0 million of borrowings, respectively.
As part of the execution of the Revolving Credit Facility, the Company drew down $500.0 million on March 29, 2021 and placed $232.0 million of the borrowings on temporary deposit. In April of 2021, the $232.0 million on deposit was used to reduce the drawn amount on the Revolving Credit Facility to $268.0 million.

On August 3, 2021, the agreement for the Credit Agreement was amended to increase the Revolving Credit Facility to $600.0 million, add an additional $300.0 million term loan (“Term Loan A”) and reduce potential borrowings under Term Loan B to $540.0 million.
Proceeds from the Credit Agreement were used to pay down existing debt of Legacy Dole and certain bilateral facilities of the Company.
Interest under the Revolving Credit Facility and Term Loan A is payable, at the option of Dole, either at (i) LIBOR, or the respective benchmark rate depending on the currency of the loan, plus 1.00% to 2.75%, with a benchmark floor of 0.00% or (ii) a base rate plus 0.00% to 1.75%, in each case, to be determined based on credit ratings and the Company’s total net leverage ratio. Interest under Term Loan B is payable, at the option of Dole, either at (i) LIBOR, or the respective benchmark rate depending on the currency of the loan, plus 2.00% to 2.25%, with a benchmark floor of 0.00% or (ii) a base rate plus 1.00% to 1.25%, in each case, to be determined based on credit ratings. As discussed in Note 14 “Derivative Financial Instruments”, the Company entered into interest rate swap arrangements to fix a portion of the Credit Agreement’s variable rate debt to fixed rate debt.
Principal payments of $1.9 million under Term Loan A are due quarterly until maturity, with the remaining balance due on the maturity date of August 3, 2026. Principal payments of $1.4 million under Term Loan B are due quarterly until maturity, with the remaining balance due on the maturity date of August 3, 2028.
As of March 31, 2022, amounts outstanding under Term Loan A and Term Loan B were $833.6 million, in the aggregate, and borrowings under the Revolving Credit Facility were $406.6 million. After taking into account approximately $15.0 million of related outstanding letters of credit, Dole had $178.4 million available for cash borrowings under the Revolving Credit Facility as of March 31, 2022.
Borrowings under the Credit Agreement are secured by the equity interests of substantially all Dole subsidiaries located in the U.S. and of certain subsidiaries located in Europe and substantially all of the Company’s material U.S. assets.
Lines of Credit
In addition to amounts available under the Revolving Credit Facility, Dole’s subsidiaries have lines of credit of approximately $253.2 million at various local banks, of which $168.7 million was available as of March 31, 2022. These lines of credit are used primarily for short-term borrowings or bank guarantees. The majority of Dole’s lines of credit extend indefinitely but may be cancelled at any time by Dole or the banks, and if cancelled, any outstanding amounts would be due on demand.

NOTE 13 — EMPLOYEE BENEFIT PLANS
Components of Net Periodic Benefit Cost
The components of net periodic benefit cost for Dole’s U.S. and international pension plans and other postretirement benefit (“OPRB”) plans were as follows:

	U.S. Pension Plans		International Pension Plans		OPRB Plans
	Three Months Ended March 31, 2022	Three Months Ended March 31, 2021	Three Months Ended March 31, 2022	Three Months Ended March 31, 2021	Three Months Ended March 31, 2022	Three Months Ended March 31, 2021
	(U.S. Dollars in thousands)
Components of net periodic benefit cost:
Service cost	$ 64	$ —	$ 1,162	$ 481	$ 1	$ —
Interest cost	1,236	—	2,175	821	111	—
Expected return on plan assets	(2,819)	—	(1,916)	(1,722)	—	—
Amortization of:
Net loss	—	—	569	742	—	—
Prior service benefit	—	—	(197)	(209)	—	—
Curtailments, settlements and terminations, net	—	—	(1,230)	—	—	—
Foreign exchange and other	—	—	(179)	—	—	—
Net periodic cost (benefit)	$ (1,519)	$ —	$ 384	$ 113	$ 112	$ —
The Company classifies the non-service components of net periodic pension benefit within other income, net, in the consolidated statements of operations. Non-service components include interest costs, expected return on plan assets, amortization of net loss and prior service benefit and other curtailment or settlement costs.
During the three months ended March 31, 2022, the benefit accrual was terminated for all active employees under the Company’s international defined benefit plan in the Netherlands. The plan freeze required a remeasurement of the plan’s funded status, which resulted in a noncash curtailment gain of $1.3 million. All other curtailment, settlement and termination activity was immaterial.
Plan Contributions and Estimated Future Benefit Payments
During the three months ended March 31, 2022, Dole contributed $0.9 million to its defined benefit plans and made benefit payments of $4.4 million directly to participants. Dole expects to make further contributions of approximately $3.6 million to its defined benefit plans and $13.3 million of benefit payments directly to participants during the remainder of 2022. Dole also intends to make any additional unforeseen contributions that will satisfy minimum funding requirements. Future contributions to the defined benefit plans in excess of the minimum funding requirements are voluntary and may change depending on Dole’s operating performance or at management’s discretion.
NOTE 14 — DERIVATIVE FINANCIAL INSTRUMENTS
Dole is exposed to foreign currency exchange rate fluctuations, bunker fuel price fluctuations and interest rate changes in the normal course of its business. As part of its risk management strategy, Dole uses derivative instruments to hedge some of these exposures. Dole’s objective is to offset gains and losses resulting from these exposures with losses and gains from the derivative contracts used to hedge them, thereby reducing volatility of earnings. Dole does not hold or issue derivative financial instruments for trading or speculative purposes. The types of derivative instruments utilized by Dole are described below:
Foreign currency hedges: Dole enters into foreign currency exchange forward and option contracts to hedge exposure to changes in certain foreign currency exchange rates.
Interest rate swaps: Dole enters into interest rate swaps to mitigate a significant portion of the interest rate risk associated with its variable-rate debt. The interest rate swaps fixed the paying rate of interest at rates between 0.50% and

2.57%, with the receiving rates variable based on the one-month LIBOR benchmark rate, which was 0.45% as of March 31, 2022.
Bunker fuel contracts: Dole incurs significant fuel costs from shipping products from sourcing locations to end customer markets and from arranging air or land transportation for products of third-party entities. As a result, Dole is exposed to commodity and fuel cost risks and enters into bunker fuel contracts to hedge the risk of unfavorable fuel prices.
Hedge Accounting Election
The Company performs an analysis of the hedging portfolio at inception and on a quarterly basis. The Company uses the following criteria in evaluating derivative instruments for hedge accounting:
1.Hedged risk is eligible
2.Hedged item or transaction is eligible
3.Hedging instrument is eligible
4.Hedging relationship is highly effective
5.Designation and documentation requirements are met
Dole designates the interest rate swaps and certain foreign currency cash flow hedges for hedge accounting and records the changes in the fair value of these instruments in accumulated other comprehensive loss. The changes in the fair value of non-designated cash flow hedges and bunker fuel hedges are recorded in earnings.
Notional Amounts of Derivative Instruments
Dole had the following derivative instruments outstanding as of March 31, 2022:

Aggregate Notional Amount
Foreign currency forward contracts by currency:
United States Dollar	$13.8 million
Euro	€212.9 million
British Pound Sterling	£2.4 million
Chilean Peso	CLP 6.7 billion
South African Rand	R 318.1 million
Interest rate swap contracts	$700.0 million
Bunker fuel hedges	37.4 thousand metric tons

Quantitative Disclosures
Derivatives are presented gross in the consolidated balance sheets. The following table presents the balance sheet location and fair value of the derivative instruments by type:

	Fair Value Measurements as of March 31, 2022
	Accrued Liabilities	Other Assets	Other Receivables, net

Foreign currency forward contracts:	(U.S. Dollars in thousands)
Cash flow hedges	$ —	$ —	$ 8,127
Non-designated cash flow hedges	(119)	—	1,181
Interest rate swap contracts	—	35,699	—
Bunker fuel hedges	—	—	3,834
	$ (119)	$ 35,699	$ 13,142

	Fair Value Measurements as of December 31, 2021
	Accrued Liabilities	Other Assets	Other Receivables, net

Foreign currency forward contracts:	(U.S. Dollars in thousands)
Cash flow hedges	$ (222)	$ —	$ 2,183
Non-designated cash flow hedges	(578)	—	202
Interest rate swap contracts	—	10,102	—
Bunker fuel hedges	—	—	1,023
	$ (800)	$ 10,102	$ 3,408
Refer to Note 15 “Fair Value Measurements” for presentation of fair value instruments within the consolidated balance sheets, which includes derivative financial instruments.
The following tables represent Dole’s realized and unrealized derivative gains (losses) and respective location in the financial statements for all derivative instruments for the three months ended March 31, 2022 and March 31, 2021:

	Three Months Ended March 31, 2022
	Net gains deferred in Accumulated Other Comprehensive Loss	Cost of Sales

Realized gains:	(U.S. Dollars in thousands)
Cash flow hedges	$ —	$ 1,191
Non-designated cash flow hedges	—	2,526
Bunker fuel hedges	—	753
Total net realized gains	$ —	$ 4,470

Unrealized gains:
Cash flow hedges	$ 6,754	$ —
Non-designated cash flow hedges	—	1,202
Bunker fuel hedges	—	2,886
Interest rate swap contracts	27,618	—
Total net unrealized gains	$ 34,372	$ 4,088

Three Months Ended March 31, 2021
	Net gains deferred in Accumulated Other Comprehensive Loss	Cost of Sales

Unrealized (losses):	(U.S. Dollars in thousands)
Non-designated cash flow hedges	$ —	$ (219)

Total net unrealized (losses)	$ —	$ (219)
There were no realized derivative gains or losses for the three months ended March 31, 2021.
As of March 31, 2022, the Company expects approximately $13.8 million of deferred gains from cash flow hedges to be reclassified from accumulated other comprehensive loss into earnings over the next 12 months. Refer to Note 17 “Stockholders’ Equity” for details on reclassifications out of accumulated other comprehensive loss for the three months ended March 31, 2022.
NOTE 15 — FAIR VALUE MEASUREMENTS
The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:
Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.
Fair Value of Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables present the fair values of the Company’s assets and liabilities that are remeasured at fair value as of March 31, 2022 and December 31, 2021.

		Fair Value Measurements as of March 31, 2022 Using
	Balance Sheet Classification	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Foreign currency forward contracts:		(U.S. Dollars in thousands)
	Other receivables, net	$ —	$ 9,308	$ —	$ 9,308
	Accrued liabilities	—	(119)	—	(119)
Bunker fuel hedges:	Other receivables, net	—	3,834	—	3,834
Interest rate swap contracts:	Other assets	—	35,699	—	35,699
Rabbi Trust investments:
	Short-term investments	—	—	5,584	5,584
	Long-term investments	—	—	21,405	21,405
Contingent consideration:
	Contingent consideration	—	—	(3,037)	(3,037)
	Contingent consideration, less current portion	—	—	(4,106)	(4,106)
Total		$ —	$ 48,722	$ 19,846	$ 68,568

		Fair Value Measurements as of December 31, 2021 Using
	Balance Sheet Classification	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Foreign currency forward contracts:		(U.S. Dollars in thousands)
	Other receivables, net	$ —	$ 2,385	$ —	$ 2,385
	Accrued liabilities	—	(800)	—	(800)
Bunker fuel hedges:	Other receivables, net	—	1,023	—	1,023
Interest rate swap contracts:	Other assets	—	10,102	—	10,102
Rabbi Trust investments:
	Short-term investments	—	—	6,115	6,115
	Long-term investments	—	—	23,433	23,433
Contingent consideration:
	Contingent consideration	—	—	(2,958)	(2,958)
	Contingent consideration, less current portion	—	—	(4,302)	(4,302)
Total		$ —	$ 12,710	$ 22,288	$ 34,998
The table below sets forth a summary of changes in the fair value of the Level 3 Rabbi Trust investments for the three months ended March 31, 2022:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(U.S. Dollars in thousands)
Balance as of December 31, 2021	$ 29,548
Net realized and unrealized losses recognized in earnings*	(1,669)
Plan contributions	412
Plan distributions	(1,302)
Balance as of March 31, 2022	$ 26,989
*    Net amount comprised realized gains of $0.2 million and unrealized losses of $1.9 million recorded in other income, net, in the consolidated statements of operations.
The table below sets forth a summary of changes in the fair value of the Level 3 contingent consideration for the three months ended March 31, 2022:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(U.S. Dollars in thousands)
Balance as of December 31, 2021	$ (7,260)
Additions	(606)
Payments	599
Remeasurement loss	(25)
Foreign exchange impact	149
Balance as of March 31, 2022	$ (7,143)
The assets and liabilities that are required to be recorded at fair value on a recurring basis are derivative instruments, contingent consideration and Rabbi Trust investments. The fair values of the Company’s derivative instruments are determined using Level 2 inputs, which are defined as “observable prices that are based on inputs not quoted on active markets but corroborated by market data.” The fair values of the foreign currency forward contracts, the interest rate swaps and bunker fuel hedges were estimated using internal discounted cash flow calculations based upon forward foreign currency exchange rates, bunker fuel futures, interest rate yield curves or quotes obtained from brokers for contracts with similar terms, less any credit valuation adjustments based on Dole’s own credit risk and any counterparties' credit risk.
Dole sponsors a non-qualified deferred compensation plan and a frozen non-qualified supplemental defined benefit plan for executives. The plans are funded through investments in Rabbi Trusts. Securities are recorded at fair value with realized and unrealized holding gains or losses included in earnings. As of March 31, 2022, securities totaled $27.0 million, of which $5.6 million was classified as short-term and included in short-term investments in the consolidated balance sheets, and $21.4 million was classified as long-term and included in long-term investments in the consolidated balance sheets. Dole estimates the fair value of its Rabbi Trust investments using prices provided by its custodian, which are based on various third-party pricing services or valuation models developed by the underlying fund managers. The Rabbi Trust investments are held by the custodian in various Master Trust Units (“MTUs”), where the fair value is derived from the individual investment components. Each investment within the MTU is individually valued, after considering gains, losses, contributions and distributions, and the collective value of the MTU represents the total fair value. Dole has evaluated the methodologies used by the custodian to develop the estimate of fair value and assessed whether such valuations are representative of fair value, including net asset value. Dole has determined the valuations to be Level 3 inputs, because they are based upon significant unobservable inputs.
The carrying value of contingent consideration in the consolidated balance sheets approximates fair value based on the present value of the expected payments, discounted using a risk-adjusted rate. The expected payments are determined by forecasting the acquiree's earnings over the applicable period. Dole has determined the valuations are Level 3 inputs, because they are based upon significant unobservable inputs.
Fair Value of Financial Instruments
In estimating the Company’s fair value disclosures for financial instruments, Dole used the following methods and assumptions:
Cash and cash equivalents: The carrying value reported in the consolidated balance sheets for these items approximates fair value due to the liquid nature and are classified as Level 1.
Short-term trade and grower receivables: The carrying value reported in the consolidated balance sheets for these items is net of allowances and are classified as Level 2.
Trade payables: The carrying value reported in the consolidated balance sheets for these items approximates fair value and are classified as Level 2.
Notes receivable and notes payable: The carrying value reported in the consolidated balance sheets for these items approximates fair value and are classified as Level 2.
Long-term grower receivables: The carrying value reported in the consolidated balance sheets for these items is net of allowances and are classified as Level 2.
Finance and operating leases: The carrying value of finance lease obligations reported in the consolidated balance sheets approximates fair value based on current interest rates, which contain an element of default risk. The fair value of finance lease obligations is estimated using Level 2 inputs based on quoted prices for those or similar instruments. For operating leases, Dole uses the rate implicit in the lease to discount leases payments to present value, when available. However, most leases do not provide a readily determinable implicit rate. Therefore, the Company’s incremental borrowing rate is used to discount the lease payments based on information available at lease commencement.
Interest-bearing loans and borrowings: For floating rate interest-bearing loans and borrowings with a contractual repricing date of less than six months, the nominal amount is deemed to reflect fair value. For loans with repricing dates of greater than six months, fair value is calculated based on the present value of the expected future principal and interest cash flows, discounted at interest rates effective at the reporting date and adjusted for movements in credit spreads. Based on these inputs, these instruments are classified as Level 2.
Fair Value of Debt
Dole estimates the fair value of its Term Loan A and Term Loan B based on the bid side of current quoted market prices.
The carrying value, net of debt discounts and debt issuance costs, and gross estimated fair value of these term loans based on Level 2 inputs in the fair value hierarchy are summarized below:

March 31, 2022
	Carrying Value	Estimated Fair Value

(U.S. Dollars in thousands)
Term Loan A and Term Loan B	$ 813,395	$ 823,131
See Note 12 “Notes Payable, Bank Overdrafts and Long-Term Debt” for additional detail on long-term debt instruments.
Credit Risk
The counterparties to the foreign currency exchange contracts consist of a number of major international financial institutions. Dole has established counterparty guidelines and regularly monitors its positions and the financial strength of these institutions. While counterparties to hedging contracts expose Dole to credit-related losses in the event of a counterparty’s non-performance, the risk would be limited to the unrealized gains on such affected contracts. Dole does not anticipate any such losses.
NOTE 16 — CONTINGENCIES
Dole provides guarantees for obligations of subsidiaries to third parties directly and indirectly through letters of credit from its revolving credit facilities, other major banking institutions and surety bonds issued by insurance companies. These letters of credit, bank guarantees and surety bonds are required by certain regulatory authorities, suppliers and other operating agreements and generally have contract terms of one to fifteen years, often with an option to renew. As of March 31, 2022 and December 31, 2021, total letters of credit, bank guarantees and surety bonds outstanding under these arrangements were $70.6 million and $68.8 million, respectively.
Additionally, the Company guarantees certain bank borrowings and other obligations of certain investments accounted for under the equity method. As of March 31, 2022 and December 31, 2021, total guarantees under these arrangements were $10.7 million and $13.9 million, respectively.
In February of 2020, the State of Hawaii and Department of Land and Natural Resources provided notice to Dole of a deficiency in the spillway and embankment stability of a Company-owned reservoir that requires mediation by 2025. Dole contracted a third party to perform an improvement study which resulted in an estimate of costs to modify the spillway of approximately $20.0 million. As the impacted reservoir is currently being actively marketed with potential buyers, the Company does not deem a resulting loss from the contingency to be probable and, thus, has not recognized a liability in the consolidated balance sheets. All actively marketed property was adjusted to fair market value through the purchase price allocation to reflect current market conditions. See Note 4 “Business Combinations and Transactions” for additional detail.
In December of 2021 and January of 2022, Dole issued voluntary recalls of packaged salads processed at certain Fresh Vegetables facilities due to a possible contamination of Listeria monocytogenes. During the three months ended March 31, 2022, the Company incurred $16.3 million of exceptional one-off costs related to the recalls, which were recorded in cost of sales in the consolidated statements of operations. As of March 31, 2022, the estimated liability for customer claims, costs and other related legal matters that have not yet been paid or settled was $7.3 million. The actual impact of potential customer and legal claims is uncertain and, thus, subject to change.
Legal Contingencies
Dole is involved from time to time in claims and legal actions incidental to its operations, both as plaintiff and defendant. Legal fees are expensed as incurred or expected to be incurred when the resulting loss from legal matters related to underlying events that have already occurred is probable and estimable. Dole has established what management currently believes to be adequate reserves for pending legal matters. These reserves are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as changes in the pending case load (including resolved and new matters), opinions of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery and past experience in defending and settling similar claims. In the opinion of management, after consultation with legal counsel, the claims or actions to which Dole is a party are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s financial position or results of operations.
DBCP Cases: Dole Food Company, Inc. and certain of its subsidiaries are involved in lawsuits pending in the U.S. and in foreign countries alleging injury because of exposure to the agricultural chemical DBCP (1,2- dibromo-3-chloropropane). Currently, there are approximately 180 lawsuits in various stages of proceedings alleging injury or seeking enforcement of Nicaragua judgments, most of which are pending in Nicaragua and are inactive. In addition, there are multiple labor cases pending in Costa Rica under that country’s national insurance program.
Settlements have been reached that, when fully implemented, will significantly reduce DBCP litigation in Nicaragua and the Philippines. Currently, claimed damages in DBCP cases worldwide total approximately $17.8 billion, with lawsuits in Nicaragua representing almost all this amount. Twenty-four of the cases in Nicaragua have resulted in judgments, although many of these are being eliminated as part of the current settlements. The Company believes that none of the Nicaraguan judgments that remain will be enforceable against any Dole entity in the U.S. or in any other country.
As to all the DBCP matters, Dole has denied liability and asserted substantial defenses. The Company believes there is no reliable scientific basis for alleged injuries from the agricultural field application of DBCP. Although no assurance can be given concerning the outcome of the DBCP cases, in the opinion of management, after consultation with legal counsel and based on experience defending and resolving DBCP claims, neither the pending lawsuits and claims nor their resolution are expected to have a material adverse effect on Dole’s financial position or results of operations, because the probable loss is not material.
Former Shell Site: Beginning in 2009, Shell Oil Company and Dole Food Company, Inc. were sued in several cases filed in Los Angeles Superior Court by the City of Carson and persons claiming to be current or former residents in the area of a housing development built in the 1960s by a predecessor of what is now a Dole subsidiary, Barclay Hollander Corporation (“BHC”), on land that had been owned and used by Shell as a crude oil storage facility for 40 years prior to the housing development. The homeowner and City of Carson complaints have been settled and the litigation has been dismissed. On May 6, 2013, Shell filed a complaint against Dole Food Company, Inc. (which was later voluntarily dismissed), BHC and Lomita Development Company (“Lomita”), seeking indemnity for the costs associated with the lawsuits discussed above (approximately $90.0 million plus attorney fees) and for the cleanup discussed below (approximately $310.0 million, although this number is only an estimate). Shell’s indemnification claims were based on an early entry side agreement between Shell and an entity related to BHC and on claims based in equity. The trial court dismissed Shell’s contract-based claims, and the California Court of Appeals affirmed the dismissal. Shell’s equitable claims are pending before the trial court.
The California Regional Water Quality Control Board (“Water Board”) is supervising the cleanup on the former Shell site. On March 11, 2011, the Water Board issued a Cleanup and Abatement Order (“CAO”) naming Shell as the Discharger and a Responsible Party and ordering Shell to assess, monitor and cleanup and abate the effects of contaminants discharged to soil and groundwater at the site. On April 30, 2015, the CAO was amended to also name BHC as a discharger. BHC appealed this CAO revision to the California State Water Resources Control Board, which appeal was denied by operation of law when the Water Board took no action. On September 30, 2015, BHC filed a writ petition in the Superior Court challenging the CAO on several grounds. The trial court denied BHC’s petition, which denial was subsequently upheld by the California Court of Appeals, thereby ending BHC’s challenge to the CAO revision naming BHC as a discharger. In the opinion of management, after consultation with legal counsel, the claims or actions related to the former Shell site are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s financial position or results of operations, because management believes the risk of loss is remote.
NOTE 17 — STOCKHOLDERS’ EQUITY
Common Stock
As of March 31, 2022, the Company was authorized to issue 600.0 million total shares of capital stock, consisting of 300.0 million shares of common stock and 300.0 million shares of preferred stock. As of March 31, 2022 and December 31, 2021, there were 94.9 million shares of common stock outstanding and no shares of preferred stock outstanding.
Stock-Based Compensation
The Company’s primary stock-based compensation plan is the 2021 Omnibus Incentive Compensation Plan (“the Plan”), under which to date, share options and two different types of restricted stock units (“RSUs”) have been issued. The purpose of the Plan is to benefit and advance the interests of Dole by attracting, retaining and motivating participants and to compensate participants for contributions to the success of the Company. Upon exercise of share options or vesting of RSUs, new shares are issued from existing authorization. A total of 7,447,891 shares of the Company’s common stock were initially reserved for issuance pursuant to the Omnibus Plan. Upon the exercise of any option or vesting of any RSU, the related award is cancelled to the extent of the number of shares exercised or vested, and that number of shares is no longer available under the Plan. If any part of the award terminates without delivery of the related shares, the extent of the award will then be available for future grant under the Plan. As of March 31, 2022, there were 6,157,557 shares available for future grant under the Plan and 1,290,334 shares available for future issue under awards granted.
In March of 2022, additional RSU awards were issued under the Plan that vest over a three year service period, and new RSU awards were issued under the Plan that vest over three years if certain market conditions are met. Compensation expense under the awards that include a market condition is determined based on the grant date fair value of the award calculated using a Monte Carlo simulation approach.
For the three months ended March 31, 2022, total stock-based compensation expense related to the Plan was $0.6 million and was not material for the three months ended March 31, 2021. Stock-based compensation expense related to the Plan is recorded in selling, marketing, general and administrative expenses in the consolidated statements of operations. The total unrecognized compensation cost related to the unvested awards as of March 31, 2022 was $12.3 million.
Dividends Declared
The following table summarizes total dividends per share for the three months ended March 31, 2022 and March 31, 2021:

Dividend	Paid Date	Amount (per share)

(U.S. Dollars)
2021 Final Dividend	4/12/2022	$ 0.08
2020 Interim Dividend	1/29/2021	$ 0.01

The following table summarizes total dividends declared for the three months ended March 31, 2022 and March 31, 2021:

Three Months Ended
	March 31, 2022	March 31, 2021

(U.S. Dollars in thousands)
Dividends	$ (7,607)	$ (4,307)
In addition, in January of 2022, Dole paid the 2021 interim dividend of $0.08 per share, declared in December of 2021, for a total payment of $7.6 million.
Dole’s ability to declare and pay dividends is subject to limitations contained in its various debt agreements. As of March 31, 2022, Dole had $42.4 million available to declare or pay a dividend.
See Note 20 “Subsequent Events” for additional detail on dividends declared.
Accumulated Other Comprehensive Loss
Dole’s accumulated other comprehensive loss primarily consists of unrealized foreign currency translation gains and losses, unrealized derivative gains and losses and pension and postretirement obligation adjustments. A rollforward of the changes in accumulated other comprehensive loss, disaggregated by component, was as follows for the three months ended March 31, 2022:

	Changes in Accumulated Other Comprehensive Loss by Component
	Fair Value of Derivatives	Pension & Other Postretirement Benefits	Foreign Currency Translation	Total

	(U.S. Dollars in thousands)
Balance as of December 31, 2021	$ 8,631	$ (59,822)	$ (74,728)	$ (125,919)
Other comprehensive income (loss) attributable to Dole plc before reclassifications, net of tax	24,249	—	(5,686)	18,563
Amounts reclassified from accumulated other comprehensive loss	949	—	5,445	6,394
Net other comprehensive income (loss) attributable to Dole plc	25,198	—	(241)	24,957
Balance as of March 31, 2022	$ 33,829	$ (59,822)	$ (74,969)	$ (100,962)
For the three months ended March 31, 2022, amounts reclassified out of accumulated other comprehensive loss includes the following:
•The reclassification of net losses of $0.9 related to the fair value of cash flow hedges, of which $2.1 million was reclassified to interest expense, offset by a $1.2 million gain reclassified to cost of sales.
•The reclassification of net losses of $5.4 million related to foreign currency translation to other income, net.
NOTE 18 — INVESTMENTS IN UNCONSOLIDATED AFFILIATES
As of March 31, 2022, Dole’s investments in unconsolidated affiliates were $126.8 million, of which $124.9 million represented equity method investments, and $1.9 million represented cost method investments. There are no significant investees in which Dole holds 20% or more of their voting stock that are not accounted for using the equity method of accounting. As of December 31, 2021, Dole’s investments in unconsolidated affiliates were $128.4 million, of which $126.5 million represented equity method investments, and $1.9 million represented cost method investments.
Dole’s consolidated net income includes its proportionate share of the net income or loss of equity method investments in affiliates. When Dole records its proportionate share of net income, it increases earnings from equity method investments in the consolidated statements of operations and the carrying value in that investment in the consolidated balance sheets. Conversely, when Dole records its proportionate share of a net loss, it decreases earnings from equity method investments in the consolidated statements of operations and the carrying value in that investment in the consolidated balance sheets. Cash dividends received from cost method investments are recorded in other income, net and have historically not been significant.
Investments in unconsolidated affiliates

	March 31, 2022	December 31, 2021
(U.S. Dollars in thousands)
Equity method investments	$ 124,935	$ 126,534
Cost method investments	1,911	1,873
Investments in unconsolidated affiliates	$ 126,846	$ 128,407

Legacy Dole
Prior to the Acquisition described in Note 4 “Business Combinations and Transactions”, Total Produce had a 45.0% equity ownership interest in Legacy Dole, with a carrying value at the time of Acquisition of approximately $259.0 million. As a part of the Acquisition, Legacy Dole became a subsidiary of Dole plc and the acquiree of Total Produce.
Summarized financial information for Legacy Dole for the three months ended March 31, 2021 are as follows in the table below. Unless otherwise noted, the historical results included herein represent Legacy Dole’s operations rather than the share that was attributable to the Company.

March 31, 2021
Summary Statement of Operations:	(U.S. Dollars in thousands)
Revenues, net	$ 1,232,675
Cost of sales	(1,091,291)
Gross profit	141,384
Selling, marketing, general and administrative expenses	(63,486)
Net interest expense	(15,387)
Equity in net earnings of investments accounted for under the equity method	252
Other income, net	5,014
Income before income taxes	67,777
Income tax expense	(21,360)
Less: Net income attributable to noncontrolling interests	(740)
Net income attributable to Legacy Dole equity shareholders	$ 45,677
Dole plc 45.0% share of net income attributable to equity shareholders	$ 20,555
For the three months ended March 31, 2021, the Company’s sales to and purchases from Legacy Dole were $3.4 million and $10.6 million, respectively.

Transactions with Other Unconsolidated affiliates
The following table presents sales to and purchases from other equity method investees for the three months ended March 31, 2022 and March 31, 2021:

	Three Months Ended
	March 31, 2022	March 31, 2021
	(U.S. Dollars in thousands)
Sales	$ 32,284	$ 25,023
Purchases	35,764	19,788

The following tables presents amounts due from and to equity method investees as of March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Amounts due from equity method investees presented within accounts receivable	$ 17,872	$ 21,389
Amounts due to equity method investees presented within accounts payable	11,518	13,897
Amounts due from equity method investees presented within other assets	9,087	9,314

NOTE 19 – EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share
Basic earnings (loss) per share is calculated by dividing the net income (loss) for the period attributable to shareholders of the Company by the weighted average number of shares outstanding during the period. The weighted average number of shares used within the calculation for the three months ended March 31, 2021 was adjusted for the impact of the Total Produce seven to one share exchange for existing shareholders that occurred immediately prior to the Merger and IPO Transaction. The following table presents basic earnings (loss) per share for the three months ended March 31, 2022 and March 31, 2021:

Three Months Ended
	March 31, 2022	March 31, 2021

(U.S. Dollars and shares in thousands, except per share amounts)
Net income (loss) attributable to Dole plc	$ (1,394)	$ 21,309
Weighted average number of shares – basic	94,878	55,532
Net income (loss) per share attributable to Dole plc - basic	$ (0.01)	$ 0.38
Diluted earnings (loss) per share
Diluted earnings (loss) per share is calculated by dividing the net income (loss) for the period attributable to shareholders of the Company by the weighted average number of shares outstanding after adjustment for the impact of all share options and RSUs with a dilutive effect. The Company uses the treasury stock method to calculate the dilutive effect of outstanding equity awards in the denominator for diluted earnings (loss) per share. The weighted average number of shares used within the calculation for the three months ended March 31, 2021 was adjusted for the impact of the Total Produce seven to one share exchange for existing shareholders that occurred immediately prior to the Merger and IPO

Transaction. The following table presents diluted earnings (loss) per share for the three months ended March 31, 2022 and March 31, 2021:

	Three Months Ended
	March 31, 2022	March 31, 2021

	(U.S. Dollars and shares in thousands, except per share amounts)
Net income (loss) attributable to Dole plc	$ (1,394)	$ 21,309
Weighted average number of shares - basic	94,878	55,532
Effect of share awards with a dilutive effect	—	167
Weighted average number of shares - diluted	94,878	55,699
Net income (loss) per share attributable to Dole plc - diluted	$ (0.01)	$ 0.38
The average market value of the Company’s shares used for the purpose of calculating the dilutive effect of share options and RSUs with a market condition is based on quoted market prices for the period during which the awards were outstanding during the three months ended March 31, 2022. The calculation of diluted earnings (loss) per share for the three months ended March 31, 2022 does not include the effect of these share awards and other awards issued under the Plans described in Note 17 “Stockholders’ Equity,” because to do so would be antidilutive.
NOTE 20 — SUBSEQUENT EVENTS
Dole evaluated subsequent events through May 24, 2022, the date that Dole’s unaudited condensed consolidated financial statements were issued.
On May 23, 2022, Dole entered into a new three-year, committed trade receivables arrangement that will terminate $76.0 million of the Company’s existing non-recourse trade receivables arrangements. The maximum amount of receivables that can be sold under this agreement at any time is $255.0 million.
On May 24, 2022, the Board of Directors of Dole declared a cash dividend for the first quarter of 2022 of $0.08 per share, payable on July 6, 2022 to shareholders of record on June 17, 2022.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations included herein may contain forward-looking statements that relate to our plans, objectives, estimates and goals and involve risks and uncertainties. Our actual results could differ materially from the forward-looking statements included herein. Statements regarding our future and projections relating to products, sales, revenues, expenditures, costs and earnings are typical of such statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Item 3D. Risk Factors” in the Annual Report on Form 20-F.
Executive Overview
We are the global leader in fresh fruits and vegetables, with produce sourced both locally and globally from over 30 countries in various regions and distributed and marketed in over 75 countries, across retail, wholesale and food service channels. Our most significant products hold leading market share positions in their respective categories and territories. We are one of the world’s largest producers of fresh bananas and pineapples, one of the leaders in value added salads and fresh packed vegetables in the U.S. and have an increasing focus in categories such as berries, avocados and organic produce. We sell and distribute fruit and vegetable products throughout an extensive network in North America, Europe, Latin America, Asia, the Middle East and Africa (primarily in South Africa). For further information on our principal sources of revenue, refer to Note 5 “Revenue” to the unaudited condensed consolidated financial statements included herein. In addition, see “Item 4. Information on the Company” in the Annual Report on Form 20-F for a more detailed description of our products and services offered.
Our business philosophy is to be local at heart but global by nature. Our business model is centered around creating a vertically-integrated business that includes our own production and sourcing capabilities as well as control over areas of the supply chain and distribution. Our global production, sourcing and logistics capabilities, coupled with our on-the-ground local expertise, presence and distribution network, allows us to market a diverse and differentiated set of global products within the local territories we serve. Additionally, our owned acreage, combined with a multi-continental sourcing model, provides operating flexibility and product availability throughout the year. Within many territories in Europe, we operate a partnership model with grocery retail customers, offering fresh produce management solutions and, in some cases, managing entire categories within their stores.
Acquisition of Legacy Dole and IPO Transaction
Dole plc is a newly formed entity, as a result of the combination of Total Produce and Legacy Dole that occurred on July 29, 2021. Total Produce is deemed to be the accounting acquirer in the Merger. Accordingly, Total Produce’s historical financial statements are the historical financial statements of Dole plc, and the financial statements for the three months ended March 31, 2022 include results for Legacy Dole. Prior to the Merger, Total Produce had a 45.0% equity interest in Legacy Dole. As such, many of the differences in operating results for the three months ended March 31, 2022 compared to the three months ended March 31, 2021 are due to the Merger and the inclusion of consolidated Legacy Dole results, as compared to the prior 45.0% contribution of Legacy Dole’s earnings as an equity method investment.
As a result of the Merger, Dole has allocated the purchase price to the individually identifiable assets acquired and liabilities assumed of Legacy Dole, based on estimated fair values on the Acquisition Date. As a result of this exercise, previously uncapitalized pineapple costs were included within property, plant and equipment to recognize the fair value of biological assets. The fair value will be recognized to cost of sales on a straight-line basis over the life of the assets. For the three months ended March 31, 2022, Dole recognized incremental charges to cost of sales related to this uplift of $17.5 million.
Dole has been re-organized into the following segments: Fresh Fruit, Diversified Fresh Produce – EMEA, Diversified Fresh Produce – Americas & ROW and Fresh Vegetables. The Fresh Fruit and Fresh Vegetable segments are

Legacy Dole historical segments and do not include results from Total Produce, while Diversified Fresh Produce – EMEA and Diversified Fresh Produce – Americas & ROW segments include the results of both historical companies.
Current Economic and Market Environment
There are a number of ongoing external factors that continue to cause volatility and disruption in the global economy, most notably, the ongoing COVID-19 pandemic and the invasion of Ukraine by Russia in early 2022. The onset of COVID-19 in March 2020 caused significant disruptions to global supply chains, ultimately contributing to the large inflationary pressures we continue to see in important input costs, including packaging materials, labor, agricultural inputs, fuel and ocean and inland freight. More recently, the Russian invasion of Ukraine has exacerbated this economic disruption, creating further pressure and volatility.
In the three months ended March 31, 2022, sales in Ukraine, Belarus and Russia accounted for less than $5.5 million or 0.3% of Dole’s consolidated net revenues, and as of March 31, 2022, the Company does not have physical assets in any of these countries. While we do not have assets in Ukraine, Belarus and Russia, the broader consequences of this conflict on the global economy have had and are likely to continue to have negative effects on our business and operations. These challenges include changing supply and demand patterns across our industry, rising costs of energy, fertilizer and other commodities, increased pressure on supply chains and volatile foreign currency exchange rate fluctuations. In response to the ongoing challenges, we are continuing to work on price increases, operational efficiencies and other mitigation efforts.
Although we ultimately believe that we are well positioned within our industry to weather this period of economic disruption, the scope, duration and carryover effects of the COVID-19 pandemic and conflict in Ukraine are uncertain, rapidly changing and difficult to predict. Therefore, the extent and magnitude of the impact of these factors on our business, operating results and long-term liquidity position cannot be reliably estimated at this time.
See “Item 3D. Risk Factors” in the Annual Report on Form 20-F for more information on ongoing risks, such as those related to currency exchange fluctuations, increases in product costs, global capital and credit markets, public health outbreaks and the uncertainty of war.
Packaged Recalls and Plant Suspensions
In December of 2021, we announced a voluntary recall for all packaged salads processed at our Bessemer City, North Carolina and Yuma, Arizona plants due to possible health risk from Listeria monocytogenes (“Listeria”). We temporarily suspended operations at both plants to facilitate proper investigation and sanitation procedures. Subsequently, in January of 2022, we issued another recall of certain packaged salads that were processed at our Springfield, Ohio and Soledad, California plants containing product harvested using a specific piece of equipment due to a possible contamination of that equipment by Listeria occurring in the natural environment. Operations were not suspended at the Soledad and Springfield locations as a result of the recalls. As of March 31, 2022, all plants were operating at normal production capacity, and during April of 2022, the Center for Disease Control and Prevention confirmed that the outbreak related to the recall and plant suspensions was over.
Exceptional one time costs as a result of these recalls and plant suspensions include costs for the disposal of affected raw materials, finished goods and other inventory items, reimbursements to customers, penalties charged by customers, direct labor and benefits, freight for redirecting trucks carrying affected products and incremental sanitization procedures. For the three months ended March 31, 2022, the known and expected impact of these one-off exceptional costs is estimated at $16.3 million for the Fresh Vegetables segment. While we expect to incur additional costs on an ongoing basis related to the enhanced sanitation and testing procedures we have implemented following these events, as of the beginning of the second quarter of 2022, all such incremental costs are being treated as ongoing costs of operations.

Operating Results.
Selected results of operations for the three months ended March 31, 2022 and March 31, 2021 were as follows:

	Three Months Ended
	March 31, 2022	March 31, 2021

	(U.S. Dollars in thousands)
Revenues, net	$ 2,244,982	$ 1,051,139
Cost of sales	(2,110,943)	(966,638)
Gross profit	134,039	84,501
Selling, marketing, general and administrative expenses	(124,159)	(66,751)
Merger, transaction and other related costs	—	(6,777)
Gain on disposal of businesses	242	1,539
Gain on asset sales	495	—
Operating income	10,617	12,512
Other income, net	2,517	295
Interest income	1,638	417
Interest expense	(11,644)	(2,252)
Income before income taxes and equity earnings	3,128	10,972
Income tax expense	(420)	(1,256)
Equity in net earnings of investments accounted for under the equity method	577	16,399
Net income	3,285	26,115
Less: Net income attributable to noncontrolling interests	(4,679)	(4,806)
Net income (loss) attributable to Dole plc	$ (1,394)	$ 21,309
The following provides an analysis of consolidated operating results in comparison to the prior year. The current year operations were impacted by a number of significant factors, including the impact of the acquisition of Legacy Dole, inflationary pressures and increased commodity costs. As discussed above, the operating results for the three months ended March 31, 2021 do not include the results of Legacy Dole, other than the Company’s equity earnings related to the Legacy Dole investment. Management has analyzed the significant drivers of consolidated operating results below and provided further commentary on segment performance in the section to follow. All other operating results not included in the analysis were not significant to the Company’s overall performance.
Revenues, Net
Total revenues for the three months ended March 31, 2022 increased 114%, or $1.1 billion, to $2.2 billion from $1.1 billion for the three months ended March 31, 2021, primarily due to the impact of $1.2 billion in revenue from Legacy Dole, whose results are not reflected in the prior year, and an increase in food service activity due to the general easing of COVID-19 restrictions. Legacy Dole revenues for the three months ended March 31, 2022 were primarily driven by positive performance in Fresh Fruit, as a result of strong pricing in North America and Europe and increased revenues for the commercial cargo business, partially offset by reduced volumes in Fresh Vegetables. The increase in revenues for the

Company was partially offset by a $56.3 million unfavorable impact from the strengthening of the U.S. Dollar, primarily against the euro, Swedish krona and British pound sterling. Refer to additional details on revenues by segment below.
Cost of Sales
Cost of sales for the three months ended March 31, 2022 increased 118%, or $1.1 billion, to $2.1 billion from $1.0 billion for the three months ended March 31, 2021, primarily due to the acquisition of Legacy Dole, whose results are not reflected in the prior year. Legacy Dole’s cost of sales for the three months ended March 31, 2022 were $1.1 billion, which includes $17.5 million of incremental charges on biological assets related to the purchase price allocation and valuation of Legacy Dole net assets. See Note 4 “Business Combinations & Transactions” to the unaudited condensed consolidated financial statements included herein for additional detail. Cost of sales for Legacy Dole was also negatively impacted by the packaged salads recalls and plant suspensions described above. This was partially offset by favorable impacts from the strengthening of the U.S. Dollar, primarily against the euro, Swedish krona and British pound sterling.
Selling, Marketing and General and Administrative Expenses
Selling, marketing and general and administrative (“SMG&A”) expenses for the three months ended March 31, 2022 increased 86%, or $57.4 million, to $124.2 million from $66.8 million for the three months ended March 31, 2021, primarily due to the acquisition of Legacy Dole, whose results are not reflected in the prior year. Legacy Dole’s SMG&A expenses for the three months ended March 31, 2022 were $51.2 million. The increase is also attributable to an increase in insurance costs, employee wages and salaries and professional fees, as well as travel and entertainment costs with the easing of COVID-19 restrictions, partially offset by a favorable impact from foreign currency translation, due to the strengthening of the U.S. dollar against the euro, Swedish krona and British pound sterling.
Merger, Transaction and Other related costs
There were no merger, transaction and other related costs for the three months ended March 31, 2022. Merger, transaction and other related costs were $6.8 million for the three months ended March 31, 2021, attributable to the acquisition of Legacy Dole and subsequent IPO. The costs primarily consist of fees to third party firms for underwriting, legal and other advisory services.
Operating Income
For the three months ended March 31, 2022, operating income decreased 15%, or $1.9 million, to income of $10.6 million from income of $12.5 million for the three months ended March 31, 2021. The decrease in operating income was primarily driven by incremental charges on biological assets of $17.5 million related to the purchase price allocation and valuation of Legacy Dole net assets, January 2022 packaged salads recall and increased SMG&A expenses. The decrease is partially offset by lower merger, transaction and other related costs related to the IPO and Merger and the addition of Legacy Dole results as a result of the Acquisition.
Other Income, Net
For the three months ended March 31, 2022, other income, net, was income of $2.5 million, compared to income of $0.3 million for the three months ended March 31, 2021. The change in other income, net, was primarily attributable to higher rental income of $3.7 million, gains on foreign currency denominated borrowings of $2.5 million and an increase in the non-service component of net periodic benefit of $1.9 million in comparison to prior-year, partially offset by a $1.7 million loss on investments and other miscellaneous expenses.
See Note 7 “Other Income, Net” to the unaudited condensed consolidated financial statements included herein for additional detail on the components of other income, net.

Interest Expense
Interest expense for the three months ended March 31, 2022 increased to $11.6 million, compared to $2.3 million for the three months ended March 31, 2021. Interest expense increased primarily due to additional debt related to the acquisition of Legacy Dole.
Income Taxes
The Company recorded an income tax expense of $0.4 million on $3.1 million of income before income taxes and equity earnings for the three months ended March 31, 2022, reflecting a 13.4% effective tax rate for the quarter. Income tax expense was $1.3 million on $11.0 million of income before income taxes and equity earnings for the three months ended March 31, 2021, reflecting a 11.4% effective tax rate.
Dole’s effective tax rate varies significantly from period to period due to the level, mix and seasonality of earnings generated in Ireland and its various foreign jurisdictions, including the U.S. For the three months ended March 31, 2022, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to U.S. Global Intangible Low-Taxed Income (“GILTI”), U.S. Subpart F income, an increase in liabilities for uncertain tax positions and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory rate. For the three months ended March 31, 2021, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to the mix of operations in foreign jurisdictions.
The Company’s net deferred tax liability is primarily related to acquired intangible assets and fair value adjustments resulting from the Merger and is net of deferred tax assets related to the U.S. federal interest disallowance carryforward, U.S. state and foreign net operating loss carryforwards and other temporary differences. Dole maintains a valuation allowance against certain foreign and U.S. deferred tax assets. Each reporting period, the Company evaluates the need for a valuation allowance on deferred tax assets by jurisdiction and adjusts estimates as more information becomes available.
All post-1986 previously unremitted earnings for which no U.S. deferred tax liability had been accrued have been subject to U.S. tax. Dole plc is an Irish-based parent company and intends to continue to invest most or all of its foreign earnings, as well as capital in its foreign subsidiaries, indefinitely outside of Ireland and does not expect to incur any significant additional taxes related to such amounts. Also, from time to time, Dole may choose to repatriate anticipated future earnings of which some portion may be subject to tax and increase Dole’s overall tax expense for that fiscal year. In addition, the foreign subsidiaries do not maintain significant cash or cash equivalent balances, and to the extent they do, such balances are not expected to be repatriated.
See Note 9 “Income Taxes” to the unaudited condensed consolidated financial statements included herein for additional information.
Equity in net earnings of investments accounted for under the equity method
Earnings from equity method investments for the three months ended March 31, 2022 decreased to $0.6 million, compared to $16.4 million for the three months ended March 31, 2021. This decrease was mainly attributable to the acquisition of Legacy Dole, which was not consolidated in the prior year and comprised $15.4 million of equity earnings, net of tax.
Segment Operating Results
Dole plc has been re-organized into the following segments of the Company – Fresh Fruit, Diversified Fresh Produce – EMEA, Diversified Fresh Produce – Americas & ROW and Fresh Vegetables. These segments are managed separately due to differences in geography, products, production processes, distribution channels and customer bases. Prior to the acquisition of Legacy Dole, Total Produce considered its 45.0% share in Legacy Dole to be a reportable segment. As such, amounts prior to the Acquisition Date related to Total Produce’s share in Legacy Dole are separately reported. In addition, for the three months ended March 31, 2022, the Fresh Fruit and Fresh Vegetable segments consist of only Legacy Dole results.
Fresh Fruit: The Fresh Fruit reportable segment sells bananas and pineapples which are sourced from local growers or Dole-owned and leased farms primarily located in Latin America and sold throughout North America, Europe, Latin America and Asia.
Diversified Fresh Produce – EMEA: The Diversified Fresh Produce – EMEA reportable segment includes Dole’s Irish, Dutch, Spanish, French, Italian, U.K., Swedish, Danish, South African, Eastern European and Brazilian businesses, each of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale and, in some instances, food service channels across the European marketplace.
Diversified Fresh Produce – Americas & ROW: The Diversified Fresh Produce – Americas & ROW reportable segment includes Dole’s U.S., Canadian, Chilean and Indian businesses, all of which market globally and locally sourced fresh produce from third party growers or Dole-owned farms through retail, wholesale and food service channels globally.
Fresh Vegetables: The Fresh Vegetables reportable segment sells value added salads, which includes salad and meal kits, and fresh packed vegetables, which includes produce like iceberg, romaine, leaf lettuces and celery. These products are sourced from North America, and substantially all sales are generated in North America.
Segment performance is evaluated based on a variety of factors, of which revenue and adjusted earnings before interest expense, income taxes and depreciation and amortization (“Adjusted EBITDA”) are the primary financial measures.
Dole and its chief operating decision makers, Dole’s Chief Executive Officer and Chief Operating Officer, use Adjusted EBITDA as its primary financial measure, because it is a measure commonly used by financial analysts in evaluating the performance of companies in the same industry. The adjustments in calculating Adjusted EBITDA have been made, because management excludes these amounts when evaluating performance, on the basis that such adjustments eliminate the effects of (i) considerable amounts of non-cash depreciation and amortization and (ii) items not within the control of the Company’s operations managers. Adjusted EBITDA by segment is not calculated or presented in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), but it is presented in conformity with Accounting Standards Codification 280, Segments. Further, Adjusted EBITDA as used herein is not necessarily comparable to similarly titled measures of other companies.
Adjusted EBITDA is reconciled below to net income by (1) subtracting the income tax expense or adding the income tax benefit; (2) subtracting interest expense; (3) subtracting depreciation charges; (4) subtracting amortization charges; (5) subtracting merger, transaction and other related costs; (6) subtracting the net unrealized loss or adding the net unrealized gain on derivative instruments; (7) subtracting the net unrealized loss or adding the net unrealized gain on foreign currency denominated borrowings; (8) subtracting the net realized loss or adding the net realized gain on noncash settled foreign currency denominated borrowings; (9) subtracting incremental costs for produce recalls and related costs; (10) adding or subtracting fair value movements on contingent consideration; (11) adding or subtracting asset write-downs, net of insurance proceeds; (12) adding the gain or subtracting the loss on the disposal of business interests; (13) subtracting the net realized foreign currency loss or adding the net realized foreign currency gain on liquidated entities; (14) the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole; (15) subtracting impairment charges on property, plant and equipment; (16) adding the fair value gain or subtracting the fair value loss on the acquisition of investments previously accounted for under the equity method; (17) adding the gain or subtracting the loss on asset sales for assets held-for-sale and actively marketed property; (18) adding the gain or subtracting the loss on the sale of investments accounted for under the equity method; and (19) subtracting restructuring charges. It also includes the Company’s share of these items within equity method investments.

The following provides revenue by segment and a reconciliation of Adjusted EBITDA by segment to consolidated net income, which is the most directly comparable U.S. GAAP financial measure:

	Three Months Ended
	March 31, 2022	March 31, 2021

Segment Revenue:	(U.S. Dollars in thousands)
Fresh Fruit	$ 749,803	$ —
Diversified Fresh Produce - EMEA	791,155	777,083
Diversified Fresh Produce - Americas & ROW	463,692	274,056
Fresh Vegetables	274,751	—
Total segment revenue	2,279,401	1,051,139
Intersegment revenue	(34,419)	—
Total consolidated revenue, net	$ 2,244,982	$ 1,051,139

Segment Adjusted EBITDA:
Fresh Fruit	$ 61,881	$ —
Diversified Fresh Produce - EMEA	20,101	26,246
Diversified Fresh Produce - Americas & ROW	12,303	6,502
Fresh Vegetables	(12,746)	—
Legacy Dole	—	46,406
Total consolidated Adjusted EBITDA	81,539	79,154

Adjustments:
Income tax expense	(420)	(1,256)
Interest expense	(11,644)	(2,252)
Depreciation	(28,171)	(6,705)
Amortization of intangible assets	(2,842)	(2,775)
Merger, transaction and other related costs	—	(6,777)
Net unrealized gain (loss) on derivative instruments	4,088	(219)
Net unrealized gain on foreign currency denominated borrowings	1,491	—
Net noncash realized gain on foreign currency denominated borrowings	1,029
Produce recalls	(16,251)
Fair value movements on contingent consideration	(25)	(41)
Asset write-downs, net of insurance proceeds	626	—
Gain on disposal of businesses	242	1,539
Net realized foreign currency loss on liquidated entities	(5,445)	—
Incremental charges on biological assets and inventory related to acquisition of Legacy Dole	(17,513)	—
Items in earnings for equity method investments:
Dole’s share of depreciation	(1,624)	(11,582)
Dole’s share of amortization	(666)	(726)
Dole’s share of income tax expense	(561)	(15,675)
Dole’s share of interest expense	(556)	(7,257)
Dole’s share of other items	(12)	687
Net income	$ 3,285	$ 26,115
Adjusted EBITDA is not a substitute for net income (loss) attributable to Dole plc, net income, cash flows from operating activities or any other measure prescribed by U.S. GAAP.

Fresh Fruit
Fresh Fruit revenues for the three months ended March 31, 2022 were $749.8 million and reflect the inclusion of Legacy Dole results in the current year. Fresh Fruit revenues were positively impacted by increased pricing in North America and Europe for both bananas and pineapples, as well higher revenues from the commercial cargo business. These positive impacts were partially offset by lower pricing in non-core markets and a decrease in volumes of bananas sold in European and North American markets.
Fresh Fruit Adjusted EBITDA for the three months ended March 31, 2022 was $61.9 million and reflects the inclusion of Legacy Dole results in the current year. Fresh Fruit Adjusted EBITDA was negatively impacted by a decrease in volumes sold and an increase in cost of fruit, driven by higher input costs in packaging, fertilizers and other materials, as well as higher distribution costs related to fuel and ocean and inland freight. These challenges were partially offset by higher pricing in core markets and strong performance in the commercial cargo business.
Diversified Fresh Produce – EMEA
Diversified Fresh Produce – EMEA revenues for the three months ended March 31, 2022 increased 2%, or $14.1 million, to $791.2 million from $777.1 million for the three months ended March 31, 2021. Revenues increased primarily due to the acquisition of Legacy Dole, whose Diversified Fresh Produce – EMEA results of $20.9 million for the three months ended March 31, 2022 are not reflected in the prior year. In addition, Diversified Fresh Produce – EMEA revenues were positively impacted by strong trading in the United Kingdom (“UK”) and Spain, driven by an increase in food service activity from the general easing of COVID-19 restrictions. These positive impacts were partially offset by an unfavorable impact of $56.4 million for foreign currency translation, as a result of the strengthening of the U.S. dollar against the euro, Swedish krona and British pound sterling, and due to an unfavorable net impact of acquisitions and divestitures of $2.9 million against the comparative period.
Diversified Fresh Produce – EMEA Adjusted EBITDA for the three months ended March 31, 2022 decreased 23%, or $6.1 million, to $20.1 million from $26.2 million for the three months ended March 31, 2021. The decrease in Adjusted EBITDA was primarily the result of a net unfavorable impact from foreign currency translation, as a result of the strengthening of the U.S. dollar against the euro, Swedish krona and British pound sterling, the impact of the acquisition of Legacy Dole, whose Diversified Fresh Produce – EMEA results are not seasonally strong in the first quarter of the fiscal year and the impact of logistical challenges on trading in North Europe. These negative impacts were partially offset by a strong performance in the UK, driven by a recovery in food service activity.
Diversified Fresh Produce – Americas & ROW
Diversified Fresh Produce – Americas & ROW revenues for the three months ended March 31, 2022 increased 69%, or $189.6 million, to $463.7 million from $274.1 million for the three months ended March 31, 2021. Revenues increased primarily due to the acquisition of Legacy Dole, whose Diversified Fresh Produce – Americas & ROW results of $163.8 million are not reflected in the prior year. The additional increase in revenue related to higher average selling prices in the rest of the business.
Diversified Fresh Produce – Americas & ROW Adjusted EBITDA for the three months ended March 31, 2022 increased 89%, or $5.8 million, to $12.3 million from $6.5 million for the three months ended March 31, 2021. Adjusted EBITDA increased primarily due to the acquisition of Legacy Dole, which had a strong performance in the Diversified Fresh Produce - Americas & ROW segment for the three months ended March 31, 2022, driven by a strong recovery in the grape business. In addition, other businesses performed strongly due to higher overall revenues. These positive impacts were partially offset by higher costs of certain vegetable products, as well as by travel and entertainment costs with the easing of COVID-19 restrictions.
Fresh Vegetables

Fresh Vegetables revenues for the three months ended March 31, 2022 were $274.8 million and reflects the inclusion of Legacy Dole results in the current year. Fresh Vegetables revenues were negatively impacted by the packaged salads recall and plant suspensions which impacted January and February operations and led to a substantial decrease in volumes of value added salad products sold in the first quarter. They were also negatively impacted by a planned decrease in volumes of fresh packed products. These negative impacts were partially offset by significantly stronger pricing in fresh packed products, supported by the reduction in volumes, as well as improved pricing in value added salad products.
Fresh Vegetables Adjusted EBITDA for the three months ended March 31, 2022 was a loss of $12.7 million and reflect the inclusion of Legacy Dole results in the current year. Fresh Vegetables Adjusted EBITDA was negatively impacted by lower revenue and lower cost absorption, driven by the impact of the packaged salads recall and plant suspensions on operations in January and February, as well as by inflationary pressures on freight, packaging and labor costs. These challenges in the valued added salads business were partially offset by improved performance for fresh packed products.
Legacy Dole
Legacy Dole Adjusted EBITDA represents the Adjusted EBITDA in the three months ended March 31, 2021 attributable to Legacy Dole when it was an equity method investment of the Company, prior to the step-up acquisition on July 29, 2021. Legacy Dole Adjusted EBITDA for the three months ended March 31, 2021 was $46.4 million and was primarily impacted by strong results in the Legacy Dole Fresh Fruit business, including favorable pricing of bananas and favorable foreign currency movements.
Liquidity and capital resources.
Primary sources of cash flow for Dole have historically been cash flow from operating activities, the issuance of debt and bank borrowings. Dole has a history of borrowing funds both domestically and internationally and expects to be able to continue to borrow funds over the long term. Material cash requirements have included payments of debt and related interest, capital expenditures, investments in companies, increases in ownership of subsidiaries or companies in which Dole holds equity investments and payments of dividends to shareholders.
Cash Flows
The following table summarizes Dole’s consolidated cash flows for the three months ended March 31, 2022 and March 31, 2021:

	Three Months Ended
	March 31, 2022	March 31, 2021

Cash flow (used in) provided by:	(U.S. Dollars in thousands)
Operating activities	$ (145,291)	$ (37,679)
Investing activities	(2,790)	(9,118)
Financing activities	117,576	247,850
Foreign currency impact	(4,108)	(3,206)
Net (decrease) increase in cash	$ (34,613)	$ 197,847
Cash and cash equivalents, beginning	$ 250,561	$ 160,503
Cash and cash equivalents, ending	$ 215,948	$ 358,350
Cash flow used in operating activities was $145.3 million for the three months ended March 31, 2022, compared to cash flow used in operating activities of $37.7 million for the three months ended March 31, 2021. The increase in cash flow used in operating activities was due primarily to the addition of Legacy Dole, which has a significant seasonality impact in the first quarter due to higher grower advances and higher seasonal sales, particularly in the Fresh Fruit and Diversified Fresh Produce segments. Incrementally, the Fresh Vegetables segment had a notable working capital outflow in the first quarter as trade receivables were built back up and the cash impact of certain accrued expenses were realized following the packaged salads recall and plant suspensions. In addition, the increase in cash flow used in operating activities was impacted by longer collection times due to global logistics challenges, increases in the volume and cost of certain inventory items to protect against sourcing challenges, including paper and agricultural chemicals, timing of payables and higher income tax and interest payments.
Cash flow used in investing activities was $2.8 million for the three months ended March 31, 2022, compared to cash flow used in investing activities of $9.1 million for the three months ended March 31, 2021. The decrease in cash flow used in investing activities was primarily due to the increase in sales of assets due to the addition of Legacy Dole, partially offset by higher capital expenditures, which were not significant in the prior year.
Cash flow provided by financing activities was $117.6 million for the three months ended March 31, 2022, compared to cash flow provided by financing activities of $247.9 million for the three months ended March 31, 2021. The decrease in cash flow provided by financing activities was primarily attributable to lower borrowings, net of repayments, year over year.
Net Debt
Net debt is the primary measure used by management to analyze the Company’s capital structure and financial leverage. Net debt is a non-GAAP financial measure, calculated as cash and cash equivalents less current debt, long-term debt and bank overdrafts, excluding debt discounts and issuance costs. Management believes that net debt is an important measure to monitor leverage and evaluate the consolidated balance sheets.
The following table sets forth a reconciliation of cash and cash equivalents and total debt to net debt as of March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Cash and cash equivalents	$ 215,948	$ 250,561
Debt:
Long-term debt, net	(1,387,941)	(1,297,808)
Notes payable and current portion of long-term debt, net	(83,792)	(51,785)
Bank overdrafts	(15,883)	(9,395)
Total debt, net	(1,487,616)	(1,358,988)
Less: Debt discounts and debt issuance costs	(19,894)	(21,063)
Total gross debt	(1,507,510)	(1,380,051)
Net debt	$ (1,291,562)	$ (1,129,490)
On March 26, 2021, the Company entered into the Credit Agreement, which provides for the Revolving Credit Facility, which is available to Total Produce and its co-borrowers. The Revolving Credit Facility refinanced $524.0 million of previous existing revolving credit facilities available to Total Produce and a number of its subsidiaries. The Revolving Credit Facility was later increased to $600.0 million to be available to Dole plc and a number of its subsidiaries, upon completion of the Merger.
The agreement also provides for a new Term Loan A Facility of $300.0 million and Term Loan B Facility of $540.0 million (together, the “Term Loan Facilities”). The proceeds from the Term Loan Facilities were used to refinance existing credit facilities and senior secured notes of Legacy Dole. Total amounts outstanding under the Revolving Credit Facility and the Term Loan Facilities were $1.2 billion as of March 31, 2022.
Dole’s borrowings under these facilities and other borrowing arrangements are linked to both variable and fixed interest rates. Dole has entered into interest rate swaps in order to mitigate a significant portion of the interest rate risk associated with its variable-rate debt.

Both cash and debt are denominated in various currencies, though primarily in the U.S. dollar, euro, British pound sterling and Swedish krona.
The Revolving Credit Facility and Term Loan Facilities are expected to provide long-term sustainable capitalization. See Note 12 “Notes Payable, Bank Overdrafts and Long-Term Debt” to the unaudited condensed consolidated financial statements included herein for additional detail on the Company’s debt.
Total Available Liquidity
Total available liquidity (defined as cash and cash equivalents plus available lines of credit) as of March 31, 2022 and December 31, 2021 was as follows:

	March 31, 2022	December 31, 2021

(U.S. Dollars in thousands)
Cash and cash equivalents	$ 215,948	$ 250,561
Lines of credit	347,237	483,003
Total available liquidity	$ 563,185	$ 733,564
In addition, Dole manages its liquidity and the credit risk of a portion of its trade receivables through the use of non-recourse trade receivable sales arrangements with a total facility amount of $106.0 million. The Company has transferred substantially all of the credit risk of the trade receivables which are sold under the terms of these arrangements. As of March 31, 2022, trade receivables amounting to $69.1 million have been derecognized.
On May 23, 2022, Dole entered into a new three-year, committed trade receivables arrangement that will terminate $76.0 million of the Company’s existing non-recourse trade receivables arrangements. The maximum amount of receivables that can be sold under this agreement at any time is $255.0 million.
Commitments and Contingencies
As of March 31, 2022, there were no material changes in our commitments, contractual arrangements or contingencies as compared to those in described in our Annual Report on Form 20-F. Refer to Note 16 “Contingencies” to the unaudited condensed consolidated financial statements included herein for further detail on Dole’s contingencies.
Critical Accounting Estimates.
The preparation of unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. The Company bases estimates on past experience and other assumptions that are believed to be reasonable under the circumstances, and management evaluates these estimates on an ongoing basis. Actual results may differ from those estimates.
Critical accounting estimates are those that materially affect or could affect the unaudited condensed consolidated financial statements and involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting estimates and their underlying nature, assumptions and inputs is essential when reviewing the unaudited condensed consolidated financial statements of the Company. Management believes that the areas of goodwill and indefinite-lived intangible assets, income taxes, pension and other postretirement benefits and business combinations are the most critical, as they involve the use of significant estimates and assumptions as described above. There have been no material changes or additions to our critical accounting estimates identified above from those described in greater detail in our Annual Report on Form 20-F.
Item 3.    Quantitative and Qualitative Disclosures About Market Risk
There have been no material changes to the disclosures on this matter made in our Annual Report on Form 20-F.

Item 4.    Controls and Procedures
Management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of March 31, 2022. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of March 31, 2022 so as to provide reasonable assurance that (1) information required to be disclosed by the Company in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
During the three months ended March 31, 2022, there have been no changes in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
PART II - OTHER INFORMATION
Item 1. Legal Proceedings
Dole has been or is currently the subject of a number of legal proceedings and civil and criminal investigations and inquiries by governmental agencies, including matters related to DBCP use in the past, product safety and health, product recalls, environmental property damage (such as proceedings related to a housing development in the City of Carson, California) and tax disputes. See Note 16 “Contingencies” to the unaudited condensed consolidated financial statements included herein for additional information regarding matters related to DBCP use and proceedings related to a housing development in the City of Carson, California. We are unable to predict how long such proceedings, investigations and inquiries will continue or the full scope of such investigations, but we anticipate that we will continue to incur significant costs in connection with these matters and that these proceedings, investigations and inquiries will result in a substantial distraction of management’s time, regardless of the outcome. These proceedings, investigations and inquiries may result in damages, fines, penalties, consent orders or other administrative action against us and/or certain of our officers, or in changes to our business practices, and any such fines or penalties could be greater than we currently anticipate. Furthermore, publicity surrounding these proceedings, investigations and inquiries or any enforcement action as a result thereof, even if ultimately resolved favorably for us could result in additional investigations and legal proceedings. As a result, these proceedings, investigations and inquiries could have an adverse effect on our reputation, business, financial condition and results of operations.
Item 1A. Risk Factors
In addition to the other information set forth in this report, users should carefully consider the factors discussed in Part I, “Item 3D. Risk Factors” in our Annual report on Form 20-F, as updated and supplemented below, which could materially affect our business, financial condition or future results. These risks are not the only risks facing the Company, and additional risks and uncertainties not yet known or currently deemed to be immaterial could materially adversely affect our business, financial condition or future results.
There have been no material changes from the risk factor information disclosed in Part I, “Item 3D. Risk Factors” in our Annual Report on Form 20-F, other than as updated and supplemented below.
Terrorism and other acts of violence or way may have an adverse effect on our operating results.
Terrorist attacks and other acts of violence or war in the U.S., the EU or in other countries may affect the markets in which we operate and our operations and profitability. From time to time in the past, our operations or personnel have been the targets of terrorist or criminal attacks, and the risk of such attacks impacts our operations and results in increased security costs. Further terrorist attacks outside the U.S. against the U.S. or operators of businesses with significant presence or history in the U.S. may occur, or hostilities could develop based on the current international situation. The potential near-term and long-term effect these attacks may have on our business operations, our customers, the markets for our products including pricing if commodities are shifted from one area of the world to another including pricing if commodities are shifted from one area of the world to another, the U.S. economy and the economies of other places in which we source or sell our products is uncertain. The consequences of any terrorist attacks, or any armed conflicts, are unpredictable, and we may not be able to foresee events that could have an adverse effect on our markets or our business.
We have been monitoring the invasion of Ukraine by Russia in early 2022 and its disruptive impact on the global economy. In the three months ended March 31, 2022, sales in Ukraine, Belarus and Russia was less than $5.5 million or 0.3% of Dole’s consolidated net revenues. While we do not have any physical assets or significant operations in Ukraine, Belarus and Russia, the broader consequences of this conflict on the global economy have had and are likely to continue to have negative effects on our business and operations. These challenges include changing supply and demand patterns across our industry, rising costs of energy, fertilizer and other commodities, increased pressure on supply chains and volatile foreign currency exchange rate fluctuations.